TO SECURITIES EXCHANGE COMMISSION

82-34

Santos

www.santos.com

RECEIVED
2004 SEP -1 A 9:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

27 August 2004

Announcement of FUELS Margin and ATO discussions

On 24 August 2004, Santos Limited (Santos) announced an offer of a new class of preference shares called FUELS (Franked Unsecured Equity Listed Securities) to raise $500 million with the ability to accept oversubscriptions. A Prospectus for the FUELS issue was lodged with the Australian Securities and Investments Commission (ASIC) on that date.

The Prospectus disclosed that the non-cumulative floating rate dividend on FUELS, incorporating, on a grossed-up basis, the value of franking credits, would be set at a Margin above the 180 day bank bill swap rate. Following successful completion of the bookbuild, the Margin has now been set just below the indicative range at 1.55% per annum, on a grossed-up basis.

Santos wish to advise that with the setting of the Margin and the institutional component of the offer, there are no outstanding conditions precedents to the Underwriting Agreement other than lodging a final Prospectus including the Margin with ASIC. Under the Underwriting Agreement, Merrill Lynch will underwrite $250 million of the FUELS offer.

Also, Santos has now received a private ruling from the Australian Taxation Office (ATO) confirming that the FUELS are classified as equity and that the dividends (other than the Special Dividend) can be franked without the franking anti-avoidance provisions of the Tax Act applying to the Company or Holders of FUELS.

The ATO is to issue a class ruling on the tax implications arising from the redemption of Resets (including franking of the Special Dividend) and, when issued, it will be available via the ATO's website at law.ato.gov.au or by contacting the Santos Information Line on 1300 733 636. Based on discussions with the ATO, Santos expects that the ATO will provide Santos with a draft class ruling on this issue prior to the Opening Date of the Offer (1 September 2004).

Full details of the FUELS offer are contained in the Prospectus which is available from Santos website at www.santos.com or by calling the Santos Information Line on 1300 733 636.

Additional Information

9/1

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

newsrelease

04036613

1. Dates in this document are indicative only and are subject to change.
2. Invitations to invest in FUELS will be made in the FUELS Prospectus. A prospectus dated 24 August 2004 has been lodged with ASIC. Anyone wishing to acquire FUELS will need to complete the application form that will accompany the FUELS Prospectus.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157/ 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

TO: SECURITIES EXCHANGE COMMISSION

Santos

www.santos.com

27 August 2004

newsrelease

FUELS Issue

Santos wishes to clarify that the non-cumulative floating rate dividend on the proposed issue of FUELS incorporates the value of franking credits (ie it is on a grossed-up basis), and will be set at a Margin above the 180 day bank bill swap rate to be determined under the bookbuild.

Similarly, the potential once-off step-up in the Margin at 30 September 2009 of 2.25% is on a grossed-up basis, incorporating the value of franking credits.

Full details of the terms of issue of the FUELS are set out in the Prospectus lodged with ASIC and the ASX on 24 August 2004.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157/ 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos

www.santos.com

RECEIVED
2004 SEP -1 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26 August 2004

Santos FUELS Institutional Bookbuild

As announced by Santos Ltd on Tuesday August 24, an Institutional Bookbuild was to open on Friday August 27 and close on Monday August 30 to set the Margin for the proposed issue of FUELS (Franked Unsecured Equity Listed Securities).

Due to the strong interest shown by investors since the announcement of the offer, Santos advises that the Bookbuild is now open and will be closed at 12 noon on Friday August 27.

Investors intending to participate in the proposed issue should indicate their interest to Merrill Lynch as soon as possible and prior to the revised closing time.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157/ 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

TO: SECURITIES EXCHANGE COMMISSION

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 26th August 2004

Wildcat Exploration Wells

Khefren 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.	
Status at 0600hrs 25/08/04 (Cairo Time)	Drilling ahead in 311mm (12 ¼") hole. Current depth is 2233m with 20m progress for the week after setting 340mm (13 3/8") casing.	
Planned Total Depth	3911m	
Interest	Devon	50%
	Teikoku	30%
	Santos Group	20%
Operator	Devon Energy	

During the week ending 26th August, 2004 Santos Limited also participated in 6 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 26th August 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 26/08/04 (Jakarta Time)	Running in hole to drill ahead having set 340mm (13 3/8") intermediate casing. The current depth is 3000m with no progress for the week.	
Planned Total Depth	5300m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Shepherd Mott 1 ST1

Type	Gas Delineation	
Location	Texas, USA Golf Prospect, Matagorda County.	
Status at 1500hrs 25/08/04 (Houston Time)	Changing out bit and mud motor prior to drilling ahead. The current depth is 3299m with 556m progress for the week.	
Planned Total Depth	4816m	
Interest	Santos Group	87.5% WI
Operator	Santos Group	

Jerry Smolik 1

Type	Gas Delineation	
Location	Texas, USA Verdad Prospect, Karnes County.	
Status at 0600hrs 25/08/04 (Houston Time)	Running abandonment program. Jerry Smolik 1 is to be plugged and abandoned having failed to intersect an economic hydrocarbon column. The well reached a total depth of 3353m with 471m progress for the week.	
Planned Total Depth	3353m	
Interest	Santos Group	17.69% WI
Operator	Dan A. Hughes Company	

Seliger Trust 1

Type	Gas Delineation	
Location	Texas, USA Northern offset to the Petru Field, Willacy County.	
Status at 0600hrs 25/08/04 (Houston Time)	Drilling ahead. The current depth is 3182m with 881m progress for the week.	
Planned Total Depth	4572m	
Interest	Santos Group	25% WI
Operator	Suemar	

During the week ending 26th August, 2004 Santos Limited also participated in 6 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 26th August 2004

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Wellington 3

Type	Gas Delineation	
Location	Queensland, Cooper Basin PPL 131 (Aquitaine A Block), 2.5km W of Wellington 1, 3.5km NW of Baryulah 2, and some 40km S of the Ballera Gas Plant.	
Status at 0600hrs 26/08/04	Wellington 3 has been plugged and abandoned due to poor reservoir quality in the primary objective. The well reached a total depth of 2845m with no progress for the week. The rig was released on 19/08/04, and has moved to Baryulah 6.	
Planned Total Depth	2900m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Fly Lake 13

Type	Oil Delineation	
Location	South Australia, Cooper Basin PPL 18 (Former PC Block), 1.43km SE of Fly Lake 2, 1.3km NE of Fly Lake 9, and some 55km NNW of the Moomba Gas Plant.	
Status at 0600hrs 26/08/04	Setting abandonment plugs. Fly Lake 13 is to be plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 2950m with 1097m progress for the week. The rig is expected to be released later today.	
Planned Total Depth	3023m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources	4.75 %
	Basin Oil NL	2.10 %
Operator	Santos Group	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

Santos

www.santos.com

1 September 2004

FUELS Replacement Prospectus

Santos Limited (Santos) today lodged a replacement prospectus relating to its offer of FUELS (Franked Unsecured Equity Listed Securities) and the redemption and buyback of its existing reset convertible preference shares with the Australian Securities and Investments Commission. The replacement prospectus contains details such as the margin, which has been set at 1.55% per annum for the period to 30 September 2009, and other information.

Holders of Santos ordinary shares and Santos reset convertible preference shares registered as at 2 September 2004 will receive priority in allocation over general public applicants if there is excess demand for FUELS.

Full details of the FUELS offer and the redemption and buyback of reset convertible preference shares are contained in the prospectus which is available on the Santos website at www.santos.com or by calling the Santos Information Line on 1300 733 636.

Additional Information

Anyone wishing to acquire FUELS will need to complete the application form that will accompany the FUELS prospectus. The offer period opened at 9.00am Melbourne time on 1 September 2004 and is scheduled to close at 5.00pm Melbourne time on 24 September 2004. The closing date may change without notice.

Holders of reset convertible preference share should read the prospectus as it contains important information which requires their immediate attention and affects their rights.

FOR FURTHER INFORMATION PLEASE CONTACT:

Santos Information Line
Ph: 1300 733 636

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

Santos

FUELS PROSPECTUS AND RESETS REDEMPTION AND BUYBACK INFORMATION

Relating to an offer of Franked Unsecured Equity Listed Securities (FUELS) to raise A$500 Million

This Prospectus is an important document and requires your immediate attention. This document contains information on the offer of FUELS and the Redemption and Buyback of existing Reset Convertible Preference Shares (Resets). It should be read in its entirety. If you do not understand any part of this Prospectus, or you are in any doubt as to how to deal with it, you should consult your accountant, stockbroker, solicitor or other professional adviser.

If you are a Reset holder and decide not to reinvest the proceeds of Redemption or Buyback of your Resets in FUELS, you are advised to deal with your Resets (which carry valuable rights) before 4.00pm (Melbourne time) on 17 September 2004 to optimise your alternatives.

Arranger, Underwriter and Sole Manager

Merrill Lynch

SANTOS LIMITED ABN 80 007 550 923

Table of Contents

Important Information

This Prospectus was lodged with ASIC on 1 September 2004 and is dated 1 September 2004. This Prospectus is a replacement prospectus. It replaces the prospectus lodged with ASIC on 24 August 2004. ASIC and the ASX take no responsibility for the contents of this Prospectus.

No securities will be issued on the basis of this Prospectus later than its expiry date, which is 31 December 2004.

Due to regulatory requirements, the invitation to apply for FUELS is not extended to persons located or resident outside Australia.

The distribution of this Prospectus in jurisdictions outside Australia might be restricted by law and does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. Persons who come into possession of this Prospectus should seek advice on and observe any restrictions on distributing the Prospectus. Any failure to comply with such restrictions might constitute a violation of applicable securities laws.

No action has been taken in any jurisdiction outside Australia to permit the offer of FUELS in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with FUELS. If you are located or resident in the United States you should refer to Section 9.7.

Some words used in this Prospectus have defined meanings. The Glossary in Appendix 2 to this Prospectus defines those words.

The information in this Prospectus is not financial product advice and does not take into account your individual investment objectives, financial situation or needs. Applicants should read this Prospectus in its entirety before deciding to participate in the Offer, and, in particular, the risk factors that could affect the performance of FUELS or Santos, some of which are outlined in Section 7. If, after reading this Prospectus, you are unclear in relation to any matter or if you have any questions about the Offer, you should contact your accountant, stockbroker, solicitor or other professional adviser.

Applications for FUELS received under this Prospectus will not be accepted by Santos until after the expiry of the exposure period, being a period of fourteen (14) days from the lodgement of the original prospectus with ASIC, unless otherwise shortened by ASIC. This Prospectus will be made available during the exposure period by being posted on the Santos website at **www.santos.com**. You may obtain a copy of this Prospectus by requesting a copy from the **Santos Information Line on 1300 733 636.** No preference will be conferred on Applications received in the exposure period. The purpose of the exposure period is to enable this Prospectus to be examined by market participants. If after such examination, any deficiencies are identified in the Prospectus, any Application that has been received may need to be dealt with in accordance with section 724 of the Corporations Act.

If you have any questions in relation to the Offer, please call the **Santos Information Line on 1300 733 636.**

Disclaimer

Except as required by law and only to the extent so required, neither Santos nor any other person warrants the future performance of Santos or any return on any investment made pursuant to this Prospectus. No person is authorised to give any information, or to make any representation, in connection with FUELS for which Offers and Applications are invited under this Prospectus, which is not contained in this Prospectus. Any information or representation not contained or referred to in this Prospectus may not be relied on as having been authorised by Santos or its Directors. Neither Merrill Lynch International (Australia) Limited nor any of its officers, employees, agents or advisers make any representation or warranty (express or implied) as to the accuracy, completeness or fairness of the information contained in this document or any other written or oral communication in connection with the Offer. The FUELS Offer is being made by Santos alone and no other person. Merrill Lynch is not making the Offer.

This Prospectus is dated as at the date given above and speaks as at that date. As a disclosing entity under the Corporations Act and subject to regular reporting and disclosure obligations, Santos may disclose information to the ASX after the date of this Prospectus which may be relevant to the Offer or which qualifies statements made in this Prospectus. However, except to the extent required by law, Santos does not assume any obligation to supply further information or to amend any statements in connection with the Offer.

SUMMARY OF KEY DATES

These dates are indicative only and are subject to change. Santos has the right in its absolute discretion to close any part of the Offer early or to extend the Closing Date for any part of the Offer without notice. If the Closing Date for any part of the Offer is extended, the subsequent dates may also be extended accordingly. Investors are encouraged to submit their Application Forms as soon as possible after the Offer opens.

Issue of FUELS	
Announcement of Offer and Prospectus lodged with ASIC	24 August 2004
Bookbuild	27 August 2004
Margin announced	27 August 2004
Opening Date	1 September 2004
Record Date (for Resets final Dividend, FUELS reinvestment and Special Dividend entitlement and Priority Offer eligibility)	2 September 2004
Closing Date	24 September 2004
Allotment Date	30 September 2004
Commencement of trading of FUELS on the ASX on a deferred settlement basis	5 October 2004
Dispatch of Holding Statements and refunds	7 October 2004
Special Dividend Payment Date for Eligible Reset Holders	7 October 2004
Commencement of trading of FUELS on the ASX on a normal settlement basis	8 October 2004
First Dividend Payment Date	31 March 2005
First fixed exchange date	30 September 2009

Resets Redemption and Buyback	
Announcement of Redemption and Buyback	24 August 2004
Opening Date for Redemption and Buyback and reinvestment election	1 September 2004
Opening Date of On-market Buyback	8 September 2004
Last date for lodging sell and reinvest elections	16 September 2004
Closing Date of On-market Buyback	17 September 2004
Closing Date for Redemption and reinvestment election	24 September 2004
Redemption of Resets and final Dividend Payment Date	30 September 2004

CHAIRMAN'S LETTER

1 September 2004

Dear Investor,

On behalf of the Board of Directors, I am pleased to offer you this opportunity to invest in Santos through the issue of a new class of preference shares called FUELS (Franked Unsecured Equity Listed Securities).

The offer of FUELS (the Offer) is part of the Company's ongoing commitment to capital management. FUELS offer a floating rate dividend and have more equity-like features than the Reset Convertible Preference Shares (Resets) currently on issue which offer a fixed rate dividend. Santos will achieve a more efficient capital structure through the issue of FUELS. Therefore the Company has decided to use some of the proceeds from the issue of FUELS to fund a Redemption of Resets. The balance will be used to partially fund Santos' growth development program, which will deliver increased production in the future.

In accordance with the terms of issue, the Redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. Santos is unable to redeem the Resets on any other terms. However, in order to facilitate an optimal outcome for Eligible Reset Holders (being Australian holders of Resets as at 2 September 2004), there are a number of Options for these holders to consider. These Options are intended to provide outcomes for holders in line with the current market value of Resets and are described in Section 2 of this Prospectus.

Under the Offer, Santos is proposing to issue 5.0 million FUELS at a Face Value of $100 each, to raise $500 million and may accept oversubscriptions for additional FUELS. The minimum investment for Applicants is $5,000 or 50 FUELS. However, Eligible Reset Holders are entitled to participate in the issue of FUELS even if their investment is less than the minimum amount. Eligible Reset Holders and Eligible Ordinary Shareholders (being Australian Ordinary Shareholders as at 2 September 2004) will receive priority over general Applicants in the allocation of FUELS in the event that scaling back of Applications is necessary.

FUELS offer investors a non-cumulative floating rate preferred dividend which is expected to be fully franked.

FUELS are perpetual and have no maturity date. Santos may require conversion or exchange of FUELS on or after 30 September 2009 or under certain specified circumstances. Should Santos not convert or exchange FUELS by 30 September 2009, the Margin will be increased by a one-time step-up as set out in the Terms of Issue.

Santos will apply for FUELS to be quoted on the ASX. Once quoted, Holders may buy and sell FUELS on the ASX at the prevailing market price.

The Offer is open from Wednesday 1 September 2004 and is due to close on Friday 24 September 2004 (Offer Period). However, it is possible that these dates may change so I encourage you to lodge your Application early. To subscribe for FUELS, you must complete and return the Application Form accompanying this Prospectus during the Offer Period.

This Prospectus contains full details of the Offer, please read it carefully before deciding whether to invest in FUELS. In relation to the Redemption and Buyback of Resets, I would encourage holders to fully consider the Options available to you in order to optimise your decision. If you are unclear on any matter referred to in this Prospectus, please call the Santos Information Line on 1300 733 636. If you are uncertain if FUELS are a suitable investment for your purposes, or what to do in relation to the Redemption and Buyback of Resets, you should seek professional advice from your accountant, stockbroker, solicitor or other professional adviser.

On behalf of the Board of Directors, I invite you to consider this investment opportunity.

Yours faithfully,

S. Gerlach
Chairman

SUMMARY OF THE FUELS OFFER AND RESETS REDEMPTION AND BUYBACK

What options do you have and what do you need to do?

If you are an **Eligible Reset Holder**, the actions you may take are summarised below:

Action	What is required	Closing Date
Redeem Resets and reinvest in FUELS and receive Special Dividend	Complete yellow personalised Election Form	24 September 2004
Sell Resets into Santos On market Buyback and reinvest in FUELS	Complete yellow personalised Election Form	16 September 2004
Sell Resets On-market	Instruct your Broker	17 September 2004 (to sell into Buyback)
Apply for additional FUELS	Complete blue personalised Priority Application Form	24 September 2004

If you are a **Non Eligible Reset Holder**, the actions you may take are summarised below:

Action	What is required	Closing Date
Sell Resets On-market	Instruct your Broker	17 September 2004 (to sell into Buyback)
Apply for FUELS	Complete grey General Application Form	24 September 2004

If you are an **Eligible Ordinary Shareholder**, the action you may take is summarised below:

Action	What is required	Closing Date
Apply for FUELS	Complete blue personalised Priority Application Form	24 September 2004

If you are a **General Applicant**, the action you may take is summarised below:

Action	What is required	Closing Date
Apply for FUELS	Complete grey General Application Form	24 September 2004

Eligible Investor Definitions:

Eligible Reset Holder – A registered holder of Resets as at 5.00pm (Melbourne Time), on the Record Date which is 2 September 2004 with a registered Australian address. Any Reset holder who does not satisfy this definition is a Non Eligible Reset Holder.

Eligible Ordinary Shareholder – A registered holder of Ordinary Shares as at 5.00pm (Melbourne Time), on the Record Date which is 2 September 2004 with a registered Australian address.

General Applicant – A person who is not an Eligible Reset Holder or Eligible Ordinary Shareholder.

The information on this page is a summary only, and should be read in conjunction with all other information contained in this Prospectus.

This page has been left blank intentionally.

SUMMARY

1

SUMMARY

SECTION 1

Santos proposes to raise $500 million through an Offer of FUELS

Summary of Terms of Issue

Set out below is a summary of the Terms of Issue of FUELS. This information is a summary only, and should be read in conjunction with all other information contained in this Prospectus, in particular, the detailed Terms of Issue included in Appendix 1 and the Risk Factors as set out in Section 7.

Issuer — Santos Limited (ABN 80 007 550 923)

Security — Franked Unsecured Equity Listed Securities (FUELS) which are non-cumulative, redeemable and convertible preference shares in Santos.

Face Value — $100 per FUELS

Offer size — A proposed issue of $500 million (5.0 million FUELS). Santos may accept oversubscription for additional FUELS and reserves the right to issue less than 5.0 million FUELS.

Underwriting — The Offer is partially underwritten for $250 million. Refer to Section 9.12 for further details.

Dividends — Each Holder of FUELS is entitled to a preferred, non-cumulative, floating rate dividend equal to:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \text{Face Value} \times N}{365}$$

where:

N is the number of days from (and including) the date FUELS are first allotted or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date.

The dividends will be payable on each FUELS in arrears on 31 March 2005 and thereafter on each 30 September and 31 March until FUELS are converted or exchanged. If Santos does not convert or exchange by 30 September 2009, the Margin will be increased by a one-time step-up of 2.25% per annum.

The payment of dividends is at the Director's discretion and is subject to there being funds legally available for the payment of dividends.

See clause 2.4 of the Terms of Issue in Appendix 1.

Special Dividend — An initial once off $5.00 Special Dividend will be paid (subject to declaration by Santos' Directors) in the first week post allotment to Eligible Reset Holders who have their Resets redeemed and choose via their personalised Election Form to reinvest the Redemption proceeds into FUELS. This dividend is expected to be fully franked although the final position on this issue remains subject to confirmation from the ATO pursuant to a proposed class ruling.

The Special Dividend is not paid to any other FUELS Applicants including Eligible Reset Holders who choose to participate in the On-market Buyback and reinvest their proceeds in FUELS.

The payment of the Special Dividend is subject to clauses 2.2 and 2.4 of the Terms of Issue in Appendix 1.

See Section 8.

Step-up Once off 2.25% step-up in the Margin at 30 September 2009

Dividend Rate The Dividend Rate for each Dividend Period is calculated as:

$$\text{Dividend Rate} = (\text{Market Rate} + \text{Margin}) \times (1 - T)$$

where:

Market Rate means the Bank Bill Swap Rate for 180 day bills applying on the first business day of each Dividend Period expressed as a percentage per annum.

Margin expressed as a percentage per annum is for the period up to 30 September 2009, 1.55% and for the period on or after 30 September 2009, 1.55% plus the step-up of 2.25%.

T means the Australian corporate tax rate applicable on the date of allotment, expressed as a decimal, and which will be taken to be 0.30.

Franking Santos expects the dividends paid on FUELS to be fully franked (refer to Section 8). If a dividend is not fully franked, the dividend will be grossed up to compensate for the unfranked component.

If, on a Dividend Payment Date, the Australian corporate tax rate differs from the Australian corporate tax rate on the date of allotment, the dividend will be adjusted downwards or upwards accordingly.

See clause 2.3 of the Terms of Issue in Appendix 1.

Conversion or Exchange by Santos FUELS are perpetual securities and have no maturity. Santos may convert or exchange some or all of the FUELS at its election for Ordinary Shares or $100 in cash for each FUELS on 30 September 2009 and each Dividend Payment Date thereafter. Santos also has the right to:

- convert or exchange FUELS in certain circumstances including where the Directors resolve that there has been a change or proposed change in a law, interpretation, governmental ruling (including one relating to taxation) or accounting standard (or interpretation by an accounting standard setting body) which will:
  - materially increase Santos' costs in retaining FUELS on issue;
  - affect the franking and availability of franking credits in respect of FUELS;
  - affect whether FUELS are classified as debt or equity for accounting purposes; or
  - impose additional, unacceptable requirements on Santos; and
- convert FUELS if a takeover bid or scheme of arrangement is made in respect of Santos.

Santos cannot elect to convert only some FUELS if such conversion would result in there being less than $50 million in aggregate Face Value of FUELS on issue.

See clauses 3.3 – 3.5 of the Terms of Issue in Appendix 1.

1 – SUMMARY

Conversion Ratio	The ratio at which FUELS will convert into Ordinary Shares will be calculated by reference to the market price of Ordinary Shares during the 20 business days immediately preceding, but not including, the conversion date, less a conversion discount of 2.5%. The Conversion Ratio shall not be greater than 400 Ordinary Shares for each FUELS subject to certain circumstances.
	See clauses 3.7 - 3.10 of the Terms of Issue in Appendix 1.
Ranking	Santos FUELS rank equally amongst themselves in all respects and are subordinated to all creditors but rank in priority to Ordinary Shares.
Participation	FUELS confer no rights to subscribe for new securities in Santos or to participate in any bonus issues.
Voting Rights	FUELS do not carry a right to vote at general meetings of Santos except in limited circumstances.
	See clause 5 of the Terms of Issue in Appendix 1.
Quotation	FUELS will be quoted on the ASX, subject to successful application.

REDEMPTION AND BUYBACK OF RESET CONVERTIBLE PREFERENCE SHARES (RESETS)

2

REDEMPTION AND BUYBACK OF RESET CONVERTIBLE PREFERENCE SHARES (RESETS)

SECTION 2

This section contains important information regarding the Options available to holders of Resets in relation to the Redemption and Buyback of Resets. This summary should be read in conjunction with the rest of the Prospectus. If you are unclear as to what choice to make, we recommend you consult with your accountant, stockbroker, solicitor or other professional adviser before making your decision. If you have any questions about this section of the Prospectus, you can call the Santos Information Line on 1300 733 636.

2.1 Why is Santos Redeeming and Buying Back its Resets?

In December 2001, Santos issued $350 million of Resets as part of its ongoing capital management strategy. The funds raised from this issue were primarily used to undertake an off-market buyback of Ordinary Shares, effectively replacing Ordinary Shares with a less expensive form of capital.

Consistent with the Company's ongoing commitment to capital management, Santos is to raise new capital through the public offering of FUELS. FUELS have more equity-like features than Resets and will achieve a more efficient capital structure for Santos. Accordingly, the Company has decided to use some of the proceeds from the issue of FUELS to fund a Redemption of Resets.

Subsequent to the Resets issue in 2001, the Australian Accounting Standards Board has adopted a process to harmonise Australian accounting standards with international accounting standards. As a result, Australian equivalents to International Financial Reporting Standards (IFRS) will come into effect in Australia on 1 January 2005. One effect of these changes in accounting standards will be that Resets will be classified as debt rather than equity in the Company's statement of financial position after 1 January 2005.

In these circumstances, the terms of issue of the Resets permit a Redemption. Accordingly, the Directors have resolved to redeem all Resets that remain on issue on 30 September 2004, provided that the new issue of FUELS is made on or before that date.

In accordance with the terms of issue, the Redemption of Resets will be effected by the Company paying the Face Value of $100 in cash for each Reset to holders registered as at 30 September 2004. The normal half-yearly dividend of $3.294 per Reset will also be paid to Eligible Reset Holders on that date.

The Company is unable to redeem the Resets on any other terms. However, the Company recognises that the market value of Resets has generally exceeded $100 and is therefore offering a number of Options (including an On-market Buyback) that are intended to provide a fair outcome for all Reset holders. You will need to exercise your preferred Option prior to the relevant Closing Date (see following table). If you do not exercise any of the Options 1-3 described below, you will only receive $100 for each Reset. You are urged to carefully consider these Options to maximise the value of your investment:

REDEMPTION AND BUYBACK OF RESET 2 CONVERTIBLE PREFERENCE SHARES (RESETS)

Options for disposal of Resets	Expected proceeds	Closing Date
1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement	$100 per Reset plus the value of the $5.00 Special Dividend	24 September 2004
2. Sell Resets on-market into Santos' Buyback and reinvest in FUELS	$105 per Reset	16 September 2004
3. Sell Resets on-market	$105 per Reset (less transaction costs)	17 September 2004
	Not more than $100 per Reset (less transaction costs)	18-24 September 2004
4. Do nothing/redeem	$100 per Reset	30 September 2004

2.2 Am I an Eligible Reset Holder?

To be an Eligible Reset Holder you must be a registered holder of Resets as at 5.00pm (Melbourne Time) on the Record Date, which is 2 September 2004, with a registered Australian address.

2.3 Options for Reset holders

1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement

If you are an Eligible Reset Holder, you may choose to have all your Resets redeemed for $100 each and have the proceeds reinvested in FUELS. If you choose this option, FUELS issued out of the Redemption proceeds will be entitled to receive a Special Dividend of $5.00 per FUELS payable on 7 October 2004.

To choose this Option, you must complete your **yellow** personalised Election Form, ticking the box marked "To Redeem Your Resets and Reinvest in FUELS", and **return it to Computershare Investor Services Pty Limited (Computershare) by 5.00pm (Melbourne Time) on 24 September 2004.**

2. Sell Resets on-market into Santos' Buyback and reinvest in FUELS

If you are an Eligible Reset Holder, you may choose to sell all of your Resets on-market and have your proceeds from the sale reinvested in FUELS. Santos has appointed Merrill Lynch Equities to act as broker for the Buyback of Resets at $105 per Reset. Eligible Reset Holders who elect to sell on market during the Buyback and reinvest in FUELS will not be entitled to receive the Special Dividend mentioned above.

To choose this Option, you must complete your **yellow** personalised Election Form, ticking the box marked "To Sell Your Resets and Reinvest in FUELS", and **return it to Computershare by 5.00pm (Melbourne Time) on 16 September 2004.**

The proceeds from those investors who wish to reinvest in the FUELS Offer will be held on trust by Santos on behalf of investors, until allotment of FUELS. No interest will be paid on these proceeds. Any funds not reinvested will be refunded to you. If you choose this Option and the FUELS issue does not proceed, the proceeds from the sale of your Resets on-market under this Option 2 will be refunded to you.

If you are considering choosing this Option 2 you should be aware that if you choose this Option and the Buyback does not proceed, and if your election has not already been acted upon, your election may be treated as being an election to have your Resets redeemed and the proceeds reinvested in FUELS as described in Option 1. See Section 9.10.

2 – REDEMPTION AND BUYBACK OF RESET CONVERTIBLE PREFERENCE SHARES (RESETS)

3. Sell Resets on-market

All Reset holders may choose to sell their Resets on market for cash. As Santos has offered to purchase shares under the On-market Buyback at $105 per Reset, you should realise at least that amount (less transaction costs) on or before 17 September 2004. After this date you are likely to receive no more than $100 per Reset (less transaction costs). To choose this Option, you should contact your stockbroker. If you choose this Option you will not have an entitlement to an allocation in the FUELS Offer nor be entitled to receive the Special Dividend, however you will still receive a priority allocation over general Applicants if there is excess demand for FUELS.

4. Do nothing/Redeem

All Reset holders may choose to do nothing, in which case the Resets will be redeemed for $100 each on 30 September 2004. This course of action may not offer Reset holders an optimal outcome. Refer particularly to the adverse tax consequences discussed in Section 8.

Priority allocation

In addition to these Options, you may also apply for additional FUELS under this Prospectus. As an Eligible Reset Holder, if you complete your **blue** personalised Priority Application Form sent to you with the Prospectus, you will receive a priority allocation over general Applicants if there is excess demand for FUELS.

For further details regarding how to apply for FUELS see Section 3.

2.4 Taxation Implications

Reset holders and any other parties considering investing in FUELS should obtain their own taxation advice, as the tax implications of participating in the Redemption and Buyback of Resets and/or investing in FUELS will depend on your individual circumstances. A general outline of the tax implications for certain investors who are Australian residents can be found in Section 8. If you are not an Australian resident you should seek your own professional taxation advice.

2.5 The On-Market Buyback Offer Period

The On market Buyback is expected to be open from Wednesday 8 September 2004 until Friday 17 September 2004. You must return your **yellow** personalised Election Form by 5.00pm (Melbourne Time) on 16 September 2004 to sell your shares on-market during Santos' Buyback and reinvest the proceeds in FUELS. Santos reserves the right to re-activate the On-market Buyback subsequent to this period.

2.6 Brokerage and Stamp Duty

There will be no brokerage fee for Eligible Reset Holders who use their **yellow** personalised Election Form to instruct Merrill Lynch Equities to sell their Resets on-market and reinvest the proceeds in FUELS. Reset holders who otherwise choose to sell their Resets on-market will pay applicable brokerage.

No stamp duty is payable on a sale of Resets.

No stamp duty or brokerage is payable on Redemption of Resets.

2.7 Non Eligible Reset Holders

Non Eligible Reset Holders are those holders who were not registered as a Reset holder as of the Record Date on 2 September 2004 (for example, those persons who purchased their Resets after the ex-entitlement date of 27 August 2004) and/or who are not registered with an Australian address. Non Eligible Reset Holders are limited to two of the available Options described in Section 2.3:

- sell Resets on-market (Option 3); or
- do nothing/redeem (Option 4).

Non Eligible Reset Holders will not be entitled to the Priority Allocation or the Special Dividend.

APPLICATION INFORMATION FOR PROSPECTIVE INVESTORS

3

APPLICATION INFORMATION FOR PROSPECTIVE INVESTORS

SECTION 3

3.1 Who May Apply

The Offer is available to persons with with a registered Australian address receiving this Prospectus in Australia, including by downloading a copy of this Prospectus from Santos' website at www.santos.com. Applicants using an Application Form attached to either the electronic or printed version of this Prospectus must be registered with an Australian address on 2 September 2004.

No action has been, or will be, taken to register this Prospectus in any jurisdiction outside of Australia. This Prospectus does not constitute an offer or invitation to potential investors where such an offer or invitation would be unlawful.

3.2 When to Apply

The Offer will open at 9.00am (Melbourne Time) on 1 September 2004 and is expected to close at 5.00pm (Melbourne Time) on 24 September 2004. Applications must be received before the close of the Offer. Santos reserves the right to accept or reject late Applications.

Santos may, in its absolute discretion, choose not to proceed with the Offer, close the Offer early or extend the Closing Date without notice. Investors are encouraged to submit their Applications as soon as possible after the Offer opens. If the Closing Date is varied, subsequent dates may also be varied accordingly.

3.3 How To Apply

You may apply for FUELS:

- if you are an Eligible Reset Holder and you choose to have your Resets redeemed or bought back and the proceeds reinvested in FUELS, by completing and returning your **yellow** personalised Election Form accompanying this Prospectus in accordance with the instructions set out in that form;
- if you are an Eligible Ordinary Shareholder or Eligible Reset Holder wishing to apply for additional FUELS, by completing and returning your **blue** personalised Priority Application Form accompanying this Prospectus in accordance with the instructions in that form;
- by completing the **grey** General Application Form attached to this Prospectus or obtained from the Santos website at www.santos.com in accordance with the instructions set out in that form; or
- through the Broker Firm Offer as instructed by your Broker (see Section 3.9).

Persons who receive the electronic version of this Prospectus should ensure that they download and read the Prospectus in its entirety. Applications cannot be made online.

The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.4 Eligible Ordinary Shareholder or Eligible Reset Holder Applicants

If you are an Eligible Ordinary Shareholder or an Eligible Reset Holder you will be entitled to a priority allocation over general Applicants where there is excess demand for the Offer. You will not be entitled to any particular allocation.

Eligible Ordinary Shareholders and Eligible Reset Holders should receive a **blue** personalised Priority Application Form with their copy of this Prospectus. You must use the **blue** personalised Priority Application Form to apply for FUELS to be entitled to receive your priority allocation (see Section 4.2). For Eligible Reset Holders, this Application is for additional FUELS, over and above any FUELS received through the reinvestment of proceeds from the Redemption/Buyback. If you use a **grey** General Application Form downloaded from the Santos website at www.santos.com or attached to the Prospectus, you will not be entitled to receive a priority allocation.

Eligible Reset Holders have a guaranteed entitlement to an amount of FUELS equal to the proceeds (if any) of the Redemption or Buyback of their Resets provided they use their **yellow** personalised Election Form to reinvest in FUELS.

This Offer is not applicable to residents of the United States and other foreign jurisdictions. US holders should refer to Section 9.7 for further information in this regard.

3.5 General Applicants

If you are not an Eligible Ordinary Shareholder or if you are not an Eligible Reset Holder, you should use the **grey** General Application Form attached to this Prospectus.

3.6 Minimum Application

The price of each FUELS is $100. Applications using the **blue** personalised Priority Application Form or **grey** General Application Form must be for a minimum of $5,000 (50 FUELS) and thereafter, in multiples of $1,000 (10 FUELS). However, you may be allocated a lesser number of FUELS, including zero, in the event that there is excess demand for the Offer. Eligible Reset Holders will receive a guaranteed entitlement to participate in the issue of FUELS using the proceeds of their Resets even if those proceeds are less than $5,000 (50 FUELS).

3.7 Payment for FUELS

(a) Eligible Reset Holders reinvesting in FUELS

If you are an Eligible Reset Holder and you use your **yellow** personalised Election Form to reinvest in FUELS, no further payment is required from you in respect of that reinvestment. The proceeds from the Redemption or Buyback of Resets will be applied to acquire FUELS in accordance with your **yellow** personalised Election Form.

(b) All Other Applications

Eligible Reset Holders applying for additional FUELS outside the reinvestment Options, as well as Applications by Eligible Ordinary Shareholders and general Applicants, must include payment as specified by paragraph 3.7(c).

(c) Payment Methods

The completed Application Form must be accompanied by cheque(s) or money order(s) for the relevant Application Monies in Australian dollars drawn on an Australian branch of a financial institution. Cheque(s) or money order(s) should be crossed "not negotiable" and made payable to "Santos FUELS Offer".

3 — APPLICATION INFORMATION FOR PROSPECTIVE INVESTORS

3.8 Return of Forms

Completed Application Forms (other than Broker Firm Applications), and any accompanying payments must be mailed or delivered to Computershare at:

Mail Address
Santos FUELS Offer Computershare Investor Services Pty Limited GPO Box 5481 Melbourne VIC 8060

or

Delivery Address
Santos FUELS Offer Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford VIC 3067

The forms must be received at one of the above addresses by 5.00pm (Melbourne Time) on the relevant Closing Date. Forms and any accompanying payments will not be accepted at any Santos office.

By returning these forms, you acknowledge, among other things, that you have received and read this Prospectus.

3.9 Broker Firm Applications

If you have received a Broker Firm Application for FUELS from Merrill Lynch or a Broker to the Offer, your payment must be made to the Broker who offered you your Broker Firm Allocation (not to "Santos FUELS Offer").

The Application and payment procedures and any other requirements will be explained to you by your Broker. If you have a Broker Firm Allocation and are in any doubt about what action you should take, you should immediately contact the Broker who has offered you your Broker Firm Allocation.

If you submit a Broker Firm Application, your Broker will act as your agent in submitting your completed Application Form and Application Monies to Computershare (which receives them on behalf of Santos). It will be your Broker's responsibility to ensure they are submitted to Computershare by 5.00pm (Melbourne Time) on the Closing Date. Santos, Computershare and Merrill Lynch take no responsibility for any acts or omissions by your Broker in connection with your Broker Firm Application, related Application Forms or Application Monies.

3.10 Refunds

Santos reserves the right to reject any Applications or to allocate Applicants, excluding Applicants under the Broker Firm Offer and Eligible Reset Holders for their guaranteed entitlement to FUELS, a lesser number of FUELS than those applied for, including less than the minimum $5,000 worth of FUELS and zero FUELS.

If you are allotted less than the number of FUELS you applied for, you will receive a refund cheque as soon as practicable after the Allotment Date. No interest will be paid to Applicants on Application Monies, including refunded Application Monies.

If a cheque you have provided has not cleared by 5.00pm (Melbourne Time) on 29 September 2004, your Application for FUELS may be rejected and in this case your Application Monies will be refunded to you.

3.11 Brokerage and Stamp Duty

You do not have to pay brokerage or stamp duty on your Application. You may have to pay brokerage on any subsequent transfer of your FUELS on the ASX.

3.12 Tax File Numbers (TFN) and Australian Business Numbers (ABN)

A TFN/ABN form will be provided to all Holders with their first Holding Statement. You do not have to provide your Tax File Number, TFN exemption code (if applicable) or Australian Business Number on this form. However, if you do not provide your TFN, TFN exemption code (if applicable) or ABN, Santos will be required to deduct tax at the highest marginal tax rate (currently 48.5% including the Medicare Levy) from the amount of any unfranked dividend on your FUELS.

3.13 Enquiries

If you require assistance to complete your form, or require additional copies of this Prospectus or an Application Form, you should call the Santos Information Line on 1300 733 636.

If you have questions regarding FUELS generally, you should refer to Section 5 where some answers to key questions about FUELS are provided. If you are unclear on any matter referred to in this Prospectus, you should call the Santos Information Line on 1300 733 636. If you are uncertain if FUELS are a suitable investment for your purposes, or are uncertain on what to do in relation to Resets you hold, you should seek professional advice from your accountant, stockbroker, solicitor or other professional adviser.

3.14 Privacy

When making an Application, Applicants will be required to provide personal information to Santos and Computershare. Santos and Computershare will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If an Applicant does not provide the information requested, the Application may not be processed efficiently, or at all.

Santos and Computershare may disclose an Applicant's personal information for purposes related to the Applicant's investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Cth):

- Merrill Lynch in order to assess the Application;
- Computershare and Merrill Lynch Equities in order to assess and process Applications; and
- the printers and the mailing house for the purpose of preparation and distribution of statements and for handling of mail.

Under the Privacy Act 1988 (Cth), an Applicant may request access to personal information held by or on behalf of Santos or Computershare. An Applicant can request access to personal information by writing to, or telephoning, Santos' Share Registry:

Santos Limited
Level 29, Santos House
91 King William Street
Adelaide SA 5000
Santos Information Line: 1300 733 636

By returning a valid Application Form, the Applicant acknowledges having received and read a copy of this Prospectus.

3 — APPLICATION INFORMATION FOR PROSPECTIVE INVESTORS

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ALLOTMENT AND ALLOCATION OF FUELS

4

ALLOTMENT AND ALLOCATION OF FUELS

SECTION 4

4.1 Allotment

Santos intends to allot FUELS on 30 September 2004. Santos will not allot any FUELS until it has been granted approval for FUELS to be quoted on the ASX and Santos has received all proceeds for accepted Applications.

Santos proposes to issue 5.0 million FUELS at a Face Value of $100 each to raise $500 million and may accept oversubscriptions for additional FUELS. Santos reserves the right to issue a lesser number of FUELS in its absolute discretion.

4.2 Allocation Policy

Eligible Reset Holders will be allocated their entitlement of FUELS if they choose to reinvest, and in other cases Santos and Merrill Lynch will determine the persons to whom FUELS will be allocated.

Santos, in consultation with Merrill Lynch, has absolute discretion in determining the method and extent of allocation of FUELS. However, Santos and Merrill Lynch will have the objective of achieving an orderly and successful secondary market and a wide distribution of FUELS. Eligible Reset Holders and Eligible Ordinary Shareholders will be allocated FUELS in priority to general Applicants.

Depending on the level of reinvestment by Eligible Reset Holders, and the overall level of subscriptions from the firm, priority and general Applicants, Applications (excluding Broker Firm Applications) may be scaled back. This may include scaling back to below the minimum application of 50 FUELS. Some Applications may be rejected.

In respect of any Application where the number of FUELS allocated is less than the number applied for, or where no allocation is made, surplus Application Monies will be refunded as soon as practicable after the Allotment Date. No interest will be payable on Application Monies.

4.3 Priority for Eligible Ordinary Shareholders and Eligible Reset Holders

If there is excess demand for FUELS, Eligible Ordinary Shareholders and Eligible Reset Holders will receive a priority allocation over general Applicants who do not have a Broker Firm Allocation. Santos, in consultation with Merrill Lynch, will have the absolute discretion to determine the method and extent of that priority allocation.

4.4 Provision of Holding Statements

Santos will apply for FUELS to participate in the Clearing House Electronic Subregister System (CHESS) and, if official quotation is granted by the ASX, no share certificates will be issued. Following the allotment of FUELS to successful Applicants, Holders of FUELS will be sent an initial statement that sets out the number of FUELS they have been allotted. Holders of FUELS will receive subsequent statements showing any changes to their FUELS holding.

4.5 ASX Listing

Santos applied on 24 August 2004 to have FUELS listed on the ASX. If the FUELS are not admitted to the official list of the ASX, FUELS will not be issued and Application Monies will be refunded to Applicants.

4.6 Deferred Settlement Trading

It is expected that trading of FUELS on the ASX will commence on a deferred settlement basis on 5 October 2004, and will continue on that basis until (and including) 7 October 2004. This is because trading will take place before entries are made in respect of holdings of FUELS and before Holding Statements are sent out to successful Applicants.

It is the responsibility of Applicants to determine their allocation before trading in FUELS on a deferred settlement basis. Information regarding the allocation of FUELS can be obtained on or after 30 September 2004 by calling the Santos Information Line on 1300 733 636. Applicants who sell FUELS before they receive their Holding Statements will do so at their own risk.

Holding Statements which will set out the number of FUELS issued to each successful Applicant are expected to be dispatched on 7 October 2004. Trading on a normal settlement basis should commence the next day.

4 – ALLOTMENT AND ALLOCATION OF FUELS

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ANSWERS TO KEY QUESTIONS

5

ANSWERS TO KEY QUESTIONS

SECTION 5

Answers to Key Questions Regarding the Issue of FUELS

Sections 5.1 through 5.20 contain answers to some of the questions that prospective investors may have about FUELS. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which should be read in its entirety.

The Terms of Issue of FUELS are set out in full in Appendix 1.

5.1 What are FUELS?

FUELS stands for Franked Unsecured Equity Listed Securities. FUELS are redeemable, convertible preference shares that entitle Holders to non-cumulative dividends. The dividends are expected to be fully franked (refer to Section 8) and payable half yearly, subject to declaration by Santos' Directors. FUELS rank in priority to Ordinary Shares for payment of dividends and for a return of capital on a winding up of Santos.

FUELS are perpetual but may be converted or exchanged in certain circumstances at the sole discretion of Santos. Holders do not have the right to require Santos to convert FUELS into Ordinary Shares or have them exchanged for cash. In addition, FUELS may be redeemed, bought back or cancelled at Face Value for cash by Santos on 30 September 2009 and each subsequent Dividend Payment Date and in certain other circumstances (see clauses 3.3 and 3.4 of the Terms of Issue in Appendix 1).

5.2 When will dividends be paid?

Subject to the conditions described in Section 5.6, Holders of FUELS will be entitled to dividends that are due to be paid half-yearly in arrears on 31 March and 30 September each year, or if that day is not a business day, then the next business day. The first dividend will be paid in respect of the period from the date on which FUELS are first allotted to 31 March 2005. Dividends that have become due and payable are also paid on a conversion or exchange date. The last Dividend Payment Date is the date on which FUELS are converted or exchanged.

In addition, Santos will pay, subject to declaration by Santos' Directors, a once off Special Dividend to Eligible Reset Holders who choose to have their Resets redeemed with proceeds reinvested in FUELS, using their **yellow** personalised Election Form. It is expected that this dividend will be fully franked although the final position on this issue remains subject to confirmation from the ATO pursuant to a proposed class ruling (refer to Section 8). The Special Dividend will only be paid on those FUELS acquired out of proceeds of Redemption of Resets.

5.3 How will the Dividend Rate be calculated?

The Dividend Rate through to 30 September 2009 will be a floating rate, as opposed to a fixed rate for the Resets, and will be set on the first business day of each Dividend Period and will be calculated as:

$$\text{Dividend Rate} = (\text{Market Rate} + \text{Margin}) \times (1 - T)$$

where:

Market Rate means the Bank Bill Swap Rate for 180 day bills applying on the first business day of each Dividend Period expressed as a percentage per annum.

Margin is expressed as a percentage per annum. The Margin was determined under the Bookbuild as 1.55% per annum.

T means the Australian corporate tax rate applicable on the date of allotment, expressed as a decimal, and which will be taken to be 0.30.

As an example, if the Market Rate on the date of allotment is 5.500% per annum and the Margin is 1.55% per annum, the Dividend Rate for the first Dividend Period would be calculated as follows:

$$(5.500\% + 1.55\%) \times (1-0.3) = 4.9350\%$$

The actual Dividend Rate for each Dividend Period (including the first Dividend Period) may be lower or higher than the example given above.

5.4 Will the Margin change over time?

If Santos does not convert or exchange the FUELS by 30 September 2009, the Margin for each Dividend Period commencing on or after 30 September 2009 will be increased by a one-time step up of 2.25% per annum.

5.5 How will the dividend be calculated?

The dividends payable on each FUELS for each Dividend Period will be calculated based on the following formula:

$$\frac{\text{Dividend Rate} \times \text{Face Value} \times \text{N}}{365}$$

where:

N is the number of days from (and including) the date on which FUELS are first allotted or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date. The same formula is applicable should FUELS be converted or exchanged on dates other than the half-yearly Dividend Payment Dates.

Continuing from the previous example, assuming the Dividend Rate for FUELS for the period to 31 March 2005 is 4.9350% per annum and the number of days in the Dividend Period is 182, the dividend for that Dividend Period for each FUELS would be as follows:

$$\frac{4.9350\% \times \$100 \times 182}{365} = \$2.4607$$

All calculations of dividends will be rounded to the nearest four decimal places. For the purposes of making any dividend payment in respect of a Holder's aggregate FUELS, any fraction of a cent will be disregarded.

5.6 Will dividends always be paid and what happens if a dividend is not paid?

Dividends on FUELS may not always be paid and are non-cumulative. Therefore, if a dividend is not paid in full for any particular Dividend Period, a Holder will not receive that dividend unless Santos elects, at its discretion, to make up for that payment.

If for any reason a dividend has not been paid in full within 20 business days after its Dividend Payment Date, the Company must not without approval of a special resolution passed at a separate meeting of Holders of FUELS declare or pay a cash dividend or make any distribution on any share capital over which FUELS rank in priority for participation in profits, or redeem, reduce, cancel, or acquire for any consideration any share capital of the Company (other than a FUELS), until such time as:

- two consecutive dividends stated to be payable on FUELS under clause 2.1 of the Terms of Issue in Appendix 1 thereafter have been paid in full; or
- an optional dividend has been paid to the Holders of FUELS equal to the unpaid amount (if any) of the two immediately preceding dividends under clause 2.1 of the Terms of Issue in Appendix 1 prior to the date of payment of the optional dividend; or
- all FUELS have been converted, redeemed, bought back or cancelled.

5.7 What happens if a dividend is not fully franked?

Santos expects the dividends paid on FUELS to be fully franked (refer to Section 8 for further details). If a dividend is not fully franked, the dividend will be grossed up to compensate for the unfranked component. If the Directors make a declaration to pay a dividend which is not fully franked and not grossed up, Santos will be restricted in making dividend payments and distributions and restricted in returning capital of Santos ranking equally with or below FUELS as described in Section 5.6.

See clause 2.3 of the Terms of Issue in Appendix 1.

5.8 What happens to dividends if the Australian corporate tax rate changes?

If, on a Dividend Payment Date, the Australian corporate tax rate differs from the Australian corporate tax rate on the date of allotment, the dividend will be adjusted downwards or upwards accordingly.

See clause 2.3 of the Terms of Issue in Appendix 1.

5.9 What is conversion and exchange?

On a conversion or exchange date, at its sole discretion, Santos may:

- under conversion: convert FUELS into Ordinary Shares;
- under exchange: redeem, buy back or cancel FUELS at Face Value; or
- undertake a combination of the two.

5.10 When can Santos convert or exchange?

FUELS are perpetual securities and have no maturity. Santos may convert or exchange some or all of the FUELS at its election for Ordinary Shares or $100 in cash for each FUELS on 30 September 2009 and each Dividend Payment Date thereafter. Santos also has the right to:

- convert or exchange the FUELS in certain circumstances including where the Directors resolve that there has been a change or proposed change in a law, interpretation, governmental ruling (including one relating to taxation) or accounting standard (or interpretation by an accounting standard setting body) which will:
  - materially increase Santos' costs in keeping FUELS on issue;
  - affect the franking and availability of franking credits in respect of FUELS;
  - affect whether FUELS are classified as debt or equity for accounting purposes; or
  - impose additional, unacceptable requirements on Santos; and
- convert FUELS if a takeover bid or scheme of arrangement is made in respect of Santos.

Santos cannot elect to convert only some FUELS if such conversion would result in there being less than $50 million in aggregate Face Value of FUELS on issue.

See clauses 3.3 - 3.5 of the Terms of Issue in Appendix 1.

5.11 Can a Holder require conversion or exchange?

Holders cannot require conversion or exchange.

5.12 What happens on conversion?

On conversion, each FUELS will convert into one Ordinary Share and additional Ordinary Shares will be issued to the Holder that, from the conversion date, rank equally in all respects with the Ordinary Shares already on issue.

The ratio at which FUELS will convert into Ordinary Shares will be calculated by reference to the market price of Ordinary Shares during the 20 business days immediately preceding, but not including, the conversion date, less a conversion discount of 2.5%. The conversion ratio shall not be greater than 400 Ordinary Shares for each FUELS subject to certain circumstances.

See clauses 3.7 - 3.10 of the Terms of Issue in Appendix 1.

5.13 What happens if Santos does not require conversion or exchange by 30 September 2009?

If Santos does not convert or exchange the FUELS by 30 September 2009, the Margin for each Dividend Period commencing on or after 30 September 2009 will be increased by a one-time step up of 2.25% per annum.

See clause 2.1 of the Terms of Issue in Appendix 1.

5.14 How will I be able to realise my investment in FUELS?

Santos will apply for FUELS to be listed on the ASX. Once listed, FUELS can be purchased or sold on the ASX through any stockbroker at the prevailing market price. That price may be higher or lower than the Face Value, and will depend, among other things, on the level of supply and demand for FUELS.

If quotation is not granted, FUELS will not be issued and Application Monies will be refunded to Applicants. No interest will be paid to Applicants on Application Monies.

5.15 Is brokerage or stamp duty payable?

Brokerage or stamp duty is not payable on your Application. You may have to pay brokerage on any subsequent transfer of your FUELS on the ASX.

5.16 What are the taxation implications of holding or disposing of FUELS for new investors?

Potential investors should obtain their own taxation advice as the tax implications of investing in FUELS will depend on a Holder's individual circumstances. A general outline of the tax implications for certain investors who are Australian residents can be found in Section 8. If you are not an Australian resident you should seek your own professional taxation advice.

5.17 Do FUELS have voting rights?

FUELS do not generally have voting rights, except in the limited circumstances set out in clause 5 of the Terms of Issue in Appendix 1.

5 – ANSWERS TO KEY QUESTIONS

5.18 Have FUELS been credit rated?

FUELS have been rated by Standard & Poor's (Australia) Pty Limited (Standard & Poor's). As at the date of this Prospectus the rating of FUELS is "BBB-".

An issue credit rating is a current opinion of the credit worthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Securities rated "BBB-" or above by Standard & Poor's Ratings Services are generally considered to be investment grade. Santos' FUELS have been given an investment grade rating. According to Standard & Poor's an issue rated "BBB-" describes an obligator which has adequate capacity to meet its financial commitments.

These ratings are not "market" ratings, nor a recommendation by Standard & Poor's to buy, hold or sell FUELS. Ratings are subject to revision or withdrawal at any time.

5.19 What are the risks of investing in FUELS?

An investment in FUELS involves risks some of which are detailed in Section 7 of this Prospectus.

5.20 Why are FUELS being issued?

The Offer of FUELS forms part of Santos' ongoing capital management program and will partially be used to fund the Redemption of Santos' Resets. The balance will be used to partially fund Santos' growth development program which will deliver increased production in the future.

Prospective investors should read the whole of this Prospectus carefully. If an investor is unclear in relation to any matter or is uncertain if FUELS are a suitable investment, the investor should consult with their accountant, stockbroker, solicitor or other professional adviser before deciding whether to invest.

Answers to Key Questions Regarding the Redemption and Buyback of Resets

Sections 5.21 through 5.31 contain answers to some of the questions that Reset holders may have about the proposed Redemption and Buyback of Resets. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which should be read in its entirety. In particular, you should refer to Section 8 Taxation.

5.21 What are my Options under the Redemption and Buyback process?

Under the terms of issue, Santos has elected to redeem the Resets and is required to do so at Face Value of $100 each. However, the Company recognises that the market value of Resets has generally exceeded $100 per Reset and is therefore offering a number of Options (including an On-market Buyback) that are intended to provide a fair outcome to all Reset holders.

Options for disposal of Resets	Expected proceeds	Closing Date
1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement	$100 per Reset plus the value of the $5.00 Special Dividend	24 September 2004
2. Sell Resets on-market into Santos' Buyback and reinvest in FUELS	$105 per Reset	16 September 2004
3. Sell Resets on-market	$105 per Reset (less transaction costs)	17 September 2004
	Not more than $100 per Reset (less transaction costs)	18-24 September 2004
4. Do nothing/redeem	$100 per Reset	30 September 2004

These Options are further described in Section 2.3.

5.22 What price will I receive for my Resets?

For Eligible Reset Holders the price you will receive for your Resets depends on which Option you choose:

- **1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement.** Each Reset will be redeemed for $100 with proceeds reinvested in FUELS. FUELS offered to Eligible Reset Holders who choose to redeem and reinvest will carry the right to a Special Dividend of $5.00 per Reset redeemed under this Option.
- **2. Sell Resets on-market into Santos' Buyback and reinvest in FUELS.** You will receive $105 for each Reset sold with the proceeds from the sale reinvested in FUELS. You will not be entitled to receive the Special Dividend mentioned above.
- **3. Sell Resets on-market.** You will receive the selling price (less transaction costs) for each Reset in cash. If you choose to sell your Resets into Santos' On market Buyback you will receive $105 per Reset (less transaction costs). If you choose to sell your Resets after Santos' On-market Buyback you are likely to receive no more than $100 per Reset (less transaction costs).
- **4. Do nothing/redeem.** Resets will be redeemed at Face Value of $100 each on 30 September 2004. This course of action may not offer Reset holders an optimal outcome. In particular, refer to the adverse tax consequences discussed in Section 8 and the treatment of your election in certain limited circumstances as discussed in Section 9.10.

Non Eligible Reset Holders are limited to the Options of selling their Resets on market (Option 3), or do nothing and have their Resets redeemed (Option 4) which is expected to result in a selling price as per these Options above.

5.23 Can I choose to continue to hold my Resets?

No. Santos has elected to redeem or buy back all outstanding Resets if the FUELS issue proceeds. As a Reset holder, you can choose to sell your Resets on market, including during the Buyback, or they will be redeemed by Santos.

5.24 Are my entitlements to the new issue and Special Dividend transferable?

No. You may not transfer to any other person your entitlement to participate in the issue of FUELS or your entitlement to the proposed Special Dividend. It is only Eligible Reset Holders who will be entitled to a guaranteed allocation and the Special Dividend.

5.25 Is brokerage or stamp duty payable?

There will be no brokerage fee for Eligible Reset Holders who use their **yellow** personalised Election Form to instruct Merrill Lynch Equities to sell their Resets on market and reinvest the proceeds in FUELS. Reset holders who otherwise choose to sell their Resets on-market will pay applicable brokerage.

No stamp duty is payable on a sale of Resets.

No stamp duty or brokerage is payable on Redemption of Resets.

5.26 Is any component of the Redemption proceeds treated as a franked dividend?

No, the entire amount of the Redemption proceeds is a return of capital for tax purposes. However, Eligible Reset Holders who have their Resets redeemed and reinvest the Redemption proceeds in FUELS will be entitled to the Special Dividend, which is expected to be fully franked although the final position on this issue remains subject to confirmation from the ATO pursuant to a proposed class ruling (refer to Section 8).

5.27 Are there any differences for capital gains tax (CGT) purposes between the Redemption and acquisition of FUELS and the Buyback?

The capital proceeds for CGT purposes are expected to be the same regardless of what Option you choose (refer to Section 8). The post CGT proceeds will differ as the actual consideration for the Buyback is $105 per Reset. The amount received for redemption of each Reset (where FUELS are acquired) is $100 plus the Special Dividend of $5.00. The tax implications of the Special Dividend may vary between holders due to franking and may influence the choice between participating in the Buyback and having the Resets redeemed. You should consider the after tax comparison between the Buyback (after CGT proceeds from the receipt of $105 for the sale of each Reset) and the Redemption and acquisition of FUELS (after CGT proceeds from the Redemption component plus the after-tax amount of the Special Dividend Component). The cost base of FUELS may also differ, as detailed in Section 8.

5.28 What are the tax implications of the Special Dividend?

The tax implications of the Special Dividend will not be the same for all holders and will depend on your individual circumstances. Set out in the table below are examples of the tax treatment of the Special Dividend for certain Australian resident individual holders and complying superannuation funds on the understanding that, as expected by Santos, the Special Dividend is fully franked although the final position on this issue remains subject to confirmation from the ATO pursuant to a proposed class ruling (refer to Section 8). It is important to understand that the tables are examples only:

Your income	$6,001-$21,600	$21,601-$58,000	$58,001-$70,000	>$70,000	Complying superannuation fund
Marginal tax rate	**18.5%**	**31.5%**	**43.5%**	**48.5%**	**15.0% tax rate**
Income tax consequences ($)					
Special Dividend	5.00	5.00	5.00	5.00	5.00
Less: tax on assessable income	(1.32)	(2.25)	(3.11)	(3.46)	(1.07)
Franking credit offset	2.14	2.14	2.14	2.14	2.14
After tax value	5.82	4.89	4.03	3.68	**6.07**

5.29 Where can I find more information regarding the tax implications of having my Resets redeemed or sold into the Buyback?

Reset holders should obtain their own taxation advice, as the tax implications of the Redemption and Buyback will depend on a Reset holder's individual circumstances. A general outline of the tax implications for certain investors who are Australian residents can be found in Section 8. Potential investors who are not Australian residents should seek their own professional taxation advice.

5.30 What happens if the FUELS issue does not proceed?

If the FUELS issue does not proceed, any Application Monies you have provided to apply for FUELS will be refunded to you. The Redemption of Resets is conditional on new FUELS being issued. If you have elected to have your Resets redeemed and the proceeds reinvested and the issue does not proceed, the Redemption will not occur and you will continue to hold your Resets. If you have elected to sell your Resets during the Buyback and have the proceeds reinvested in FUELS, if your election has been acted on before the issue is withdrawn, your Resets will be sold on-market, and the proceeds returned to you. In other cases, you will continue to hold your Resets.

5.31 What happens if the proceeds of selling my Resets does not amount to a multiple of $100?

If the proceeds from the sale of your Resets does not amount to a multiple of $100 (the Face Value of each FUELS), any excess amount which is not used to acquire FUELS will be refunded to you.

Reset holders should read the whole of this Prospectus carefully. If a Reset holder is unclear in relation to any matter regarding the Redemption or Buyback of Resets, the holder should seek professional advice from their accountant, stockbroker, solicitor or other professional adviser.

5 — ANSWERS TO KEY QUESTIONS

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OVERVIEW OF SANTOS

6

OVERVIEW OF SANTOS

SECTION 6

6.1 Corporate Overview

Santos is a major Australian energy company with a market value based on Ordinary Shares outstanding, as at the close of trading on 27 August 2004, of approximately $3.9 billion. In 2003, production was 54.2 million barrels of oil equivalent (boe). Santos' business is oil and gas exploration and production, with interests in every major Australian petroleum province as well as in the USA, Indonesia, Papua New Guinea and Egypt.

The Company is included in the ASX 50 Leaders Index, with significant volumes of Ordinary Shares traded daily on the Australian Stock Exchange. Santos' shares are also traded on the New Zealand Stock Exchange and in the form of an American Depositary Receipt (ADR) program on NASDAQ.

6.2 Business of Santos

Santos is the largest producer of gas for the Australian market supplying 217 PJ of gas and ethane in 2003 to all mainland Australian States and Territories. Major customers include the Australian Gas Light Company and Origin Energy, who buy gas under long-term contracts. The Company also sells oil and petroleum liquids to a number of domestic and international customers.

Santos' principal interests comprise production and exploration operations in the Cooper/Eromanga Basins in North-East South Australia and South-West Queensland, the Surat, Bowen and Amadeus Basins (onshore Australia), the Carnarvon Basin, Timor Sea and Timor Gap (offshore Australia), Otway and Gippsland Basins (offshore Australia), the Papuan Basin (onshore Papua New Guinea) and the United States (onshore and offshore Gulf of Mexico).

Overview of Santos Production and Exploration Interests


USA
Papua New Guinea
Egypt
Saudi Arabia
Sudan
Amadeus Basin

Source: Santos

Additionally, Santos holds exploration interests in the Houtman, Browse, Bonaparte, Sorell and Duntroon Basins (offshore Australia), in East Java and the Kutei Basin (offshore Indonesia), the Warim Production Sharing Contract (West Papua), and in the Gulf of Suez, Egypt.

Santos' proven and probable reserves (2P), as at 31 December 2003, were 636 million boe. Gas reserves were equivalent to an average of 12 years of 2003 production, and oil and liquids reserves were equivalent to 11 years of 2003 production.

Santos 2003 Reserves and Resources


(mmboe)
2,000
1,500
1,000
500
0
338
636
1,450
Proven (1P)
Proven + Probable (2P)
Contingent Resources

Source: Santos

Santos' strategy is focused on creating growth opportunities that are ultimately converted into shareholder value. The Company has undergone significant transformation in recent years and continually strives to optimise its portfolio.

Recent strategic initiatives that demonstrate Santos' commitment to further enhance its portfolio include:

- development of new significant projects. In 2004, the Bayu-Undan liquids project in the Timor sea commenced production and work continues on the LNG phase of the project. In addition, numerous other projects are under development including the Mutineer-Exeter oil field and the John Brookes and Minerva gas fields;
- strategic bolt-on acquisitions, eg Santos has entered into a heads of agreement with Medco Energi Internasionale Tbk to acquire part of Novus Petroleum's Indonesian interests and all of Novus Petroleum's Cooper Basin interests;
- significant exploration programs in Australia, Indonesia, the United States and the Gulf of Suez, Egypt (Santos' first North African venture); and
- disposal of non-core assets, eg interest in onshore Otway Basin, holding in Magellan Australia Petroleum Limited and holding in Oil Company of Australia Limited.

Santos will decide how it will finance future capital expenditure in due course. Dependent on production levels, cash flows, oil prices and unforseen events, Santos may need to raise additional finance of $250 million in the 2005 year. It may finance this by debt, equity, asset sales or a combination of these methods. A decision will be made closer to the time that any such finance is required.

6.3 Business Strategy

Santos' goal is to be a leading energy company, measuring itself against the best oil and gas companies in the world and performing alongside the top 25% of those companies.

Strategic Focus


CREATE GROWTH
OPPORTUNITIES
FLOW GROWTH
"TO BE RECOGNISED BY STAKEHOLDERS AND PEERS AS BEING WITHIN THE TOP QUARTILE OF THE WORLD'S OIL AND GAS COMPANIES"
STRATEGIC COST
OPERATIONS
MANAGEMENT
DELIVERING

Source: Santos

The strategy for growth is defined by three broad elements: to grow value through developing a better balanced growth-orientated exploration and production profile; to capture more value from Santos' existing asset base; and to maximise value through operational excellence.

For further information on Santos and its business strategy refer to Santos' 2003 Annual Report available on the Company website (www.santos.com).

6.4 Credit Rating

Santos and FUELS have each been rated by Standard & Poor's (Australia) Pty Limited (Standard & Poor's). As at the date of this Prospectus the ratings are as follows:

Ratings Agency	Santos Long Term Senior Debt Rating	FUELS Rating
Standard & Poor's	BBB+	BBB

An issue credit rating is a current opinion of the credit worthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Securities rated "BBB-" or above by Standard & Poor's Ratings Services are generally considered to be investment grade. Santos' FUELS have been given an investment grade rating. According to Standard & Poor's an issue rated "BBB-" describes an obligator which has adequate capacity to meet its financial commitments.

These ratings are not "market" ratings, nor a recommendation by Standard & Poor's to buy, hold or sell FUELS. Ratings are subject to revision or withdrawal at any time.

6.5 First Half 2004 Results

The table below summarises Santos' Consolidated Statement of Financial Performance for the past two financial years and half years.

Santos Limited and Controlled Entities
Statement of Financial Performance

	Year ended 31 December		Half-year ended 30 June	
	2003	2002	2004	2003
	$ million	$ million	$ million	$ million
Product Sales	1,465.0	1,478.4	590.5	716.0
Cost of sales	(974.4)	(870.9)	(426.0)	(441.6)
Gross profit	**490.6**	**607.5**	**164.5**	**274.4**
Other revenue from ordinary activities	154.4	63.9	29.6	49.9
Other expenses from ordinary activities	(179.5)	(131.4)	(51.6)	(86.6)
Borrowing costs	(34.6)	(46.7)	(13.9)	(20.5)
Profit from ordinary activities before income tax	**430.9**	**493.3**	**128.6**	**217.2**
Income tax expense relating to ordinary activities	(103.9)	(171.2)	(42.1)	(81.6)
Net profit after income tax attributable to the shareholders of Santos Ltd	**327.0**	**322.1**	**86.5**	**135.6**
Preference dividends	(23.0)	(24.8)	(11.5)	(11.5)
Net profit available to ordinary shareholders	**304.0**	**297.3**	**75.0**	**124.1**

Santos announced on 24 August 2004 a first half net profit after tax of $86.5 million for the six months to 30 June 2004 compared with $135.6 million for the previous corresponding period. The operating results for the half-year 2004 reflect the impact of reduced production and sales resulting from a gas leak and fire which occurred at the Moomba Gas Plant in Central Australia on 1 January 2004. The first half-year results do not include any expected recovery of losses from claims on business interruption and property damages insurance policies.

The results for the first half-year 2004 include the following significant expense items: organisation restructure costs of $21.8 million and additional operating costs associated with the Moomba plant fire of $8.3 million. The results for the first half-year 2003 included the following significant expense items: write-down of exploration expenditure of $30.4 million and write-down of investments in listed shares of $4.4 million.

6.6 Financial Position

The table below sets out Santos' Consolidated Statement of Financial Position as at 30 June 2004 and Consolidated Pro Forma Statement of Financial Position post the proposed issue of FUELS of $500 million and the proposed Redemption of the $350 million of outstanding Resets.

Santos Limited and Controlled Entities

Pro Forma Statement of Financial Position as at 30 June 2004[1]

	30 June 2004 $ million	FUELS Issue[2] $ million	Resets Redemption[3] $ million	Pro Forma 30 June 2004 $ million
Current assets				
Cash	169.2	474.2	(350.0)	293.4
Receivables	195.7			195.7
Inventories	111.6			111.6
Other	28.5			28.5
Total current assets	**505.0**	**474.2**	**(350.0)**	**629.2**
Non-current assets				
Exploration and development expenditure	3,000.1			3,000.1
Land and buildings, plant and equipment	2,002.7			2,002.7
Other financial assets	1.2			1.2
Intangibles	4.9			4.9
Deferred tax assets	3.0			3.0
Other	7.4			7.4
Total non-current assets	**5,019.3**	**-**	**-**	**5,019.3**
Total assets	**5,524.3**	**474.2**	**(350.0)**	**5,648.5**
Current liabilities				
Payables	255.4			255.4
Deferred income	10.9			10.9
Interest-bearing liabilities	49.3			49.3
Current tax liabilities	0.4			0.4
Provisions	64.3			64.3
Other	36.1			36.1
Total current liabilities	**416.4**	**-**	**-**	**416.4**
Non-current liabilities				
Deferred income	17.0			17.0
Interest-bearing liabilities	1,359.3			1,359.3
Deferred tax liabilities	526.5			526.5
Provisions	125.0			125.0
Other	2.8			2.8
Total non-current liabilities	**2,030.6**	**-**	**-**	**2,030.6**
Total liabilities	**2,447.0**	**-**	**-**	**2,447.0**
Net assets	**3,077.3**	**474.2**	**(350.0)**	**3,201.5**
Equity				
Contributed equity				
Ordinary Share capital	1,552.4			1,552.4
Preference Share capital	342.3	491.7	(350.0)	484.0
Reserves	(8.3)			(8.3)
Retained profits	1,190.9	(17.5)		1,173.4
Total equity	**3,077.3**	**474.2**	**(350.0)**	**3,201.5**

Footnotes

(1) For the purposes of the Pro Forma Statement of Financial Position it is assumed that the FUELS issue and the Redemption and Buyback of Resets have occurred on 30 June 2004.

(2) The FUELS issue has been presented on the basis that shares will be issued to an amount of $500 million. It is assumed that all issued and outstanding Resets are redeemed and exchanged for FUELS, and that Reset holders receive a Special Dividend of $5.00 per Reset ($17.5 million in total) on 30 June 2004. The estimated cost of the Resets Redemption and the FUELS issue is $8.3 million and has been offset against the proceeds in accordance with Australian Accounting Standards.

(3) The Resets Redemption and Buyback amounts have been computed based on the assumption that all Resets are redeemed at a price of $100 per Reset. On 24 August 2004 the Company declared a dividend of $3.294 per Reset payable to holders registered in the books of the Company at the close of business on 2 September 2004. This dividend has not been brought to account in the Pro Forma Statement of Financial Position as at 30 June 2004.

6.7 Impact of Australian equivalents to IFRS on Santos' Business

Following implementation by the Australian Accounting Standards Board (AASB) of the Financial Reporting Council's policy of adopting the standards of the International Accounting Standards Board (IASB) for application to reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with the Australian equivalents to International Financial Reporting Standards.

The differences between current Australian Generally Accepted Accounting Practices (GAAP) and the Australian equivalents to IFRS identified to date as potentially having a significant effect on the Santos consolidated financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between current Australian GAAP and the Australian equivalents to IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Under current Australian GAAP the financial report is generally prepared on the basis of historical cost while under the Australian equivalents to the IFRS framework there is an emphasis on recording assets and liabilities at their fair values. The transition to Australian equivalents to IFRS will lead to the derecognition of some assets and the recognition of additional assets and liabilities and accordingly will increase volatility in reported results. Additionally, the transition will lead to increased disclosures in the notes to the financial statements.

The AASB and IASB have significant ongoing projects that could affect the differences between current Australian GAAP and the Australian equivalents to IFRS described below and the impact of these differences relative to the Santos consolidated financial reports in the future. The potential impacts of the transition to Australian equivalents to IFRS include accounting process and system changes and other changes in business practices.

The key potential implications of the transition to the Australian equivalents to IFRS on the Santos group of companies are as follows:

Financial Instruments All financial instruments including derivatives will be recognised in the statement of financial position and all derivatives will be carried at fair value.

Changes in the fair value of certain financial instruments will be recorded in the statement of financial performance. Where financial instruments satisfy strict hedge criteria, changes in the fair value will be recognised in equity, or will offset the hedged exposure in the statement of financial performance.

Impairment Test Testing for impairment of non-current assets will be undertaken on the smallest grouping of assets generating cash flows, called cash generating units, and will be determined on a discounted future net cash flow basis. Upon initial application of the new accounting standard, such testing is likely to result in write-downs of carrying amounts to their recoverable amounts of some non-current assets including carry forward Exploration, Evaluation and Development Expenditure. Any initial impairment write-down may reverse in subsequent periods if there were an increase in recoverable amount resulting from a change in the estimates used to determine the initial write-down.

6 – OVERVIEW OF SANTOS

Exploration and Evaluation Expenditure	Exploration and evaluation expenditure may continue to be accounted for under existing accounting policies under a proposed "grandfather option" or, alternatively, the Santos group of companies may adopt a methodology which is compatible with the IFRS conceptual accounting framework where exploration costs would be expensed unless they lead to a successful discovery of economic value. No decision has been made at this time as to which accounting option may be elected by Santos as the applicable accounting standard entitled "Exploration for and Evaluation of Mineral Resources" is not likely to be issued by the International Accounting Standards Board until fourth quarter 2004.
Deferred Tax Assets and Liabilities	Deferred tax assets and liabilities will generally be based on the differences between the accounting and tax basis of assets and liabilities under the "balance sheet" approach which may result in the recognition of more deferred tax assets and liabilities.
Defined Benefit Superannuation Surpluses and Deficits	Defined benefit superannuation surpluses and deficits will be recognised in the statement of financial position and the changes in these values each period will be recognised in the statement of financial performance.
Restoration Liabilities	Restoration liabilities will be discounted to present value and capitalised as a component part of capitalised exploration and development expenditure and plant and equipment.

RISK FACTORS

7

RISK FACTORS

SECTION 7

Prospective investors should be aware that there are risks associated with an investment in FUELS, many of which are outside the control of Santos, including the risk factors set out below.

7.1 Market Conditions

FUELS may fluctuate in market price due to various factors, including:

- Australian and international economic conditions, inflation and interest rates and equity markets;
- investor perceptions;
- movements in the market price of Santos' Ordinary Shares;
- the market for FUELS being less liquid than the market for Ordinary Shares; and
- movements in global equity markets as a result of hostilities, including, in particular, recent global terrorist activity and instability in the Middle East.

The market price of FUELS may be more sensitive than Ordinary Shares to changes in interest rates, and it is possible that FUELS may trade below the Face Value.

The Ordinary Shares held as a result of conversion would, following conversion, rank equally with the Ordinary Shares already on issue. Accordingly, the value after any conversion will depend on the market price of Ordinary Shares.

7.2 Dividends

As FUELS are not debt instruments, dividends are not the same as interest payments. Payment of dividends is at the discretion of Directors. Dividends are only able to be paid out of current year or retained profits of Santos. There is a risk that Santos may not have retained profits or generate a profit after tax in the future. Therefore there is a risk that a dividend may not be paid (refer to Section 6.7 "Impact of Australian equivalents to IFRS on Santos' Business" and other risks included in this Section 7). Dividends are non-cumulative, and therefore if a dividend is not declared in any period it may not be made up in subsequent periods.

7.3 Franking

Dividends payable on FUELS are expected to be fully franked, but they may not be fully franked. If a dividend is not fully franked, dividends payable on FUELS will be adjusted in accordance with clause 2.3 of the Terms of Issue in Appendix 1 to compensate holders for the reduced amount of franking credits.

7.4 Credit Rating

There is a risk that the credit rating of Santos or the FUELS may change as a result of changes in Santos' operating performance or capital structure, which may impact the liquidity and market price of FUELS and Ordinary Shares.

7.5 Conversion or Exchange

Santos has the right to convert or exchange all or some of a Holder's FUELS for Face Value on 30 September 2009 and other dates as determined in accordance with clause 3.3 of the Terms of Issue in Appendix 1 if certain events with certain cost, regulatory, accounting, taxation or other specified implications occur. If Santos is entitled to convert or exchange FUELS, because there are a number of methods by which Santos could undertake the conversion or exchange, the method by which Santos elects to do so may not accord with the preference of individual Holders.

7.6 Ranking

FUELS rank after creditors of Santos. There is a risk that in the event of a winding up of Santos there will be insufficient funds to provide a return of capital to Holders of FUELS.

Santos is entitled to issue further FUELS that rank equally with the FUELS issued under this Prospectus without the approval of the Holders of FUELS. In addition, Santos may also issue other securities that rank equally with or behind FUELS for dividends or payment in a winding up of Santos.

7.7 Tax

A general description of the Australian taxation consequences of investing in FUELS is set out in Section 8. This discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular investor.

Santos has received a private ruling from the ATO confirming that FUELS will be classified as equity interests for taxation purposes and hence able to pay franked dividends. If a change is made to the Australian tax system (including that ruling) and that change materially increases the net cost to Santos of having FUELS on issue, Santos is entitled to exchange or convert FUELS.

In addition to the normal level of income tax imposed on all industries, companies in the petroleum industry are required to pay government royalties, direct and indirect taxes and other imposts. Company profitability can be affected by changes in government taxation policies or in the interpretation or application thereof. Santos is subject to taxation and other imposts in Australia, Indonesia, Papua New Guinea, East Timor, Egypt, Singapore and the United States and changes in the revenue laws in any of these countries may affect Santos' earnings.

7.8 Accounting Classification of FUELS

Section 6.7 refers to the introduction of IFRS. A written accounting opinion has been obtained from KPMG to confirm that FUELS will continue to be classified as equity for accounting purposes when the newly adopted Australian equivalents to IFRS take effect from 1 January 2005. However, there is a possibility that the applicable accounting standard could be amended, revised or subject to interpretation by the accounting standards setting bodies which could result in FUELS being reclassified as a financial liability. If FUELS were reclassified as a financial liability as a result of any such regulatory changes, this would result in the reclassification of dividends for accounting purposes as an interest expense in arriving at the net profit or loss after tax attributable to Ordinary Shareholders on a consolidated basis. In this event, Santos would be entitled to convert or exchange FUELS.

7.9 Regulatory Changes

Santos is subject to significant regulatory and legal oversight. A change in the laws which apply to Santos' business or the way in which it is regulated could have an adverse effect on Santos' business and financial condition. Other changes to the regulatory environment, including applicable accounting standards, may have a material adverse effect on the carrying value of material assets or otherwise have a material adverse effect on Santos' business and financial condition.

7.10 Commodity Price

Factors such as the level of industrial production, inflation and interest rates impact on commodity prices, including oil prices.

The international price for crude oil has historically been volatile and directly affects Santos' revenues from the sale of petroleum liquids. Santos' revenues from the sale of natural gas are affected primarily by variations in consumption levels, competition from alternative suppliers of natural gas and other energy sources and inflation rates.

7.11 Exchange Rate

Santos' petroleum liquids production is marketed on the basis of international prices, which are denominated in United States dollars.

In the absence of other changes, if the Australian dollar strengthens in value relative to the value of the United States dollar, Santos' operating revenue will be adversely affected. Conversely, a weakening of the Australian dollar relative to the United States dollar will tend to have a favourable effect on Santos' operating revenue. On a cash flow basis, this is largely offset by United States dollar denominated expenditures.

Certain liabilities and assets of Santos are denominated in United States dollars. Thus, a change in the value of the Australian dollar relative to the United States dollar may have an effect on the net asset value of Santos in Australian dollars.

7.12 Interest rates

Santos borrows money in Australian and United States dollars and is subject to interest rates which are fixed and floating. A rise in Australian or United States interest rates would adversely affect Santos' profit.

7.13 Hedging

Santos from time to time hedges some of its commodity price, exchange rate and interest rate risks in order to moderate the risks described above. While such hedging activities may provide downside risk protection for Santos, it is also possible such activities may limit Santos' upside benefit potential.

7.14 Environmental

Oil and gas exploration and production is an environmentally hazardous activity which may give rise to substantial costs for environmental rehabilitation, damage control and losses.

7.15 Terrorism

There is a risk that terrorist attacks and any other potential consequential events could impact on the global and Australian financial markets and economic environment, including in areas such as consumer confidence, trade, interest rates and equity prices. These events may in turn impact on Santos' business.

7.16 Political Instability in Operating Locations

In addition to the risk of terrorism, Santos is subject to a risk that it may not be able to carry out its overseas operations as it intends to and ensure the security of its assets located outside Australia, due to political instability. Santos has overseas operations in Indonesia, Papua New Guinea, the Timor Gap, Egypt and the United States.

7.17 Government Actions

Santos' operations could be affected by government actions in Australia and the other countries or jurisdictions (including the Timor Gap) in which it has petroleum interests. These actions include government legislation, guidelines and regulations in relation to the environment, the petroleum industry, competition policy, native title and cultural heritage. Such actions could impact on land access, the granting of licences and other petroleum interests, the approval of developments and freedom to conduct operations.

The possible extent of introduction of additional legislation, regulations, guidelines or amendments to existing legislation that might affect Santos' business is difficult to predict. Any such government action may require increased capital and/or operating expenditures and could prevent or delay certain operations by Santos, which could have a material adverse effect on Santos' business and financial condition.

7.18 Oil and Gas Exploration and Production

Industrial disruptions, work stoppages, refurbishments and accidents at operations, such as the Moomba incident on 1 January 2004, can result in production losses and delays in the delivery of product, which may adversely affect Santos' profitability and cash flow.

Future long-term results are directly related to the success of efforts to replace existing petroleum reserves as they are produced, either through exploration or acquisition. Santos' aim is to continue to replace its produced petroleum reserves but given that exploration is a high risk endeavour and there is no certainty that acquisitions will continue to be made, no assurance can be given that this will continue to occur.

Project developments in which Santos is, or may become, involved are subject to technical risk. Changes in reserves, liquids and gas prices, exchange rates, construction costs and design requirements and delays in construction may adversely affect the commerciality and economics of project development.

Ongoing production, seismic, drilling, development and other studies may lead to revisions in the level and categories of Santos' reserves which could have a material adverse effect on Santos' business and financial condition.

7.19 Native Title

A number of the Australian interests of Santos are located within areas which are the subject of one or more claims or applications for native title determinations. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact on Santos' asset base. Native title decisions have the potential to introduce delay in the grant of mineral and petroleum tenements and consequently to impact generally on the timing of exploration, development and production operations.

7.20 Operational Risk

Whilst Santos has operational risk management practices, its profitability will continue to be subject to a variety of operational risks including strategic and business decisions (including acquisitions), technology risk (including business systems failure), reputation risk, fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal risk, data integrity risk, key person risk and external events.

7.21 Counterparty Risk

As part of its ongoing commercial activities, Santos enters into sales contracts with various third parties for the supply of petroleum products. The ability of counterparties to meet their commitments under such arrangements may impact on Santos' business and financial condition.

7.22 Competition

The domestic gas market is competitive and Santos faces competition from new and existing gas developments, pipelines and discoveries.

7.23 Key Contracts

Santos and its related bodies corporate are parties to various contracts relating to onshore and offshore exploration, development and production operations. Most of these contracts are operations specific (for example, agreements relating to offshore exploration drilling campaigns) although Santos is a party to some contracts under which it is provided with technical services.

While Santos has a number of key contracts in place (including for the development of the offshore Exeter-Mutineer oil fields), any real exposure under these contracts is likely to be as a result of delays which would affect the commencement or operation of various projects. Santos considers that its key contracts are such that if any one was terminated or unable to be discharged (independently of any other termination of or inability to discharge other contracts), this would be unlikely to have a material adverse effect on the performance of Santos.

The above summary is not exhaustive and prospective investors should read the whole of this Prospectus carefully. If an investor is unclear in relation to any matter or is uncertain if FUELS are a suitable investment, the investor should consult their accountant, stockbroker, solicitor or other professional adviser.

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TAXATION

8

TAXATION

SECTION 8

The following information provides a broad outline of the consequences of disposing of Resets and buying, holding and disposing of FUELS under existing Australian taxation laws. Santos has received a private ruling from the Australian Taxation Office (ATO) confirming that FUELS are classified as equity and that FUELS dividends (other than the Special Dividend) can be franked without the franking anti-avoidance provisions of the Tax Act applying to the Company or Holders of FUELS. The ATO is to issue a class ruling on the tax implications arising from the redemption of Resets (including franking of the Special Dividend) and, when issued, it will be available via the ATO's website at law.ato.gov.au or by contacting the Santos Information Line on 1300 733 636.

The following is a summary prepared by Freehills of the Australian income tax implications for an Australian resident (for tax purposes) resulting from the sale or Redemption of Resets and acquiring, holding and disposing of FUELS. The information below is not intended to be an authoritative or exhaustive statement of the law applicable to the particular circumstances of all taxpayers. The information is not intended to be advice and should not be relied upon on that basis. The ATO has issued a class ruling in draft form to Santos. Certain references in this summary are based on the ATO's view expressed in this draft class ruling. Given the class ruling is in draft form only, investors should be aware that there is a risk that the final form of the class ruling may differ from the draft class ruling in a manner which adversely affects investors.

The taxation implications for particular investors may vary from the following depending on their own circumstances. For this reason, it is strongly recommended that all investors seek independent tax advice.

The information applies to Australian resident individuals, Australian complying superannuation funds and Australian resident corporate shareholders. It does not apply to shareholders who are not resident in Australia for tax purposes, or shareholders who hold their FUELS on revenue account (eg, in general, shareholders who are professional share traders, banks or insurance companies) or who acquire their FUELS for the purpose of sale at a profit.

This summary sets out the consequences for different types of taxpayer of:

- disposal of Resets by sale or Redemption;
- receipt of dividends;
- conversion of FUELS to Ordinary Shares;
- exchange of FUELS for cash; and
- sale of FUELS on the ASX.

8.1 Disposal of Resets

Holders of Resets have the following Options in relation to their Resets:

1. Redeem Resets and reinvest in FUELS with Special Dividend entitlement;
2. Sell Resets on-market into the Santos Buyback and reinvest in FUELS;
3. Sell Resets on-market; and
4. Do nothing and Resets are redeemed.

Given that the Redemption of Resets will be funded from the proceeds of the issue of FUELS and will therefore be debited entirely against Santos' share capital account, the Redemption amount will be the Face Value, and Santos will give to the Eligible Reset

Holder the required notice of those facts, no part of the capital proceeds on Redemption should be a dividend. On the understanding that the On-market Buyback will not comprise "special" transactions under the ASX rules, no part of the capital proceeds of the On-market Buyback will be a dividend for tax purposes. These matters are subject to the application of anti avoidance rules but the ATO is not expected to apply the anti-avoidance provisions to Resets.

Each Option will involve the disposal of Resets for CGT purposes. The capital proceeds from this CGT event vary between the Options as set out in the following table:

Options for disposal of Resets	Expected capital proceeds for CGT
1. Redeem Resets and reinvest in FUELS with a Special Dividend entitlement	The market value of the Resets (see below)
2. Sell on market into Santos' Buyback and reinvest in FUELS	$105 per Reset
3. Sell on-market	Selling price (less transaction costs)
4. Do nothing/Redeem	The market value of the Resets (see below)

The CGT rules deem the "capital proceeds" of redemption of a redeemable preference share to be equal to the market value of that share. Normally the market value of an ASX quoted share will reflect its quoted price, but that does not apply in this case where the quoted price may be influenced by the terms of the redemption proposal.

It is understood that the amount of the Special Dividend has been calculated with the intention that the value of the Special Dividend entitlement plus the $100 issue price of FUELS should equal the market value of the Resets. On that basis of estimating market value, and on the basis that the market value of the Special Dividend entitlement is considered to be the amount of the Special Dividend of $5.00, the market value of a Reset would be $105.

Shareholders will derive a capital gain equal to the excess of the capital proceeds over the cost base of the shares. If your reduced cost base exceeds the capital proceeds you will incur a capital loss equal to that excess. Broadly, your cost base and reduced cost base in the Resets will be the Face Value of $100, if you acquired Resets under the original issue, or your acquisition cost plus any incidental costs if you purchased the shares (eg brokerage) plus any costs of disposal (eg brokerage if sold on the ASX).

Those Reset holders who choose to do nothing (Option 4) in respect of their Resets should be aware that for the purpose of calculating the capital proceeds on Redemption of their Resets they will be deemed to have received $105 per Reset, notwithstanding that they will only receive proceeds of $100 per Reset. This is expected to be confirmed in the final class ruling to be issued by the ATO.

Individuals and superannuation funds will be able to apply a 50% and 33 1/3% (respectively) CGT discount to any capital gain so long as the Resets have been held for at least 12 months. A CGT discount is not available for corporate shareholders. If the sale triggers a capital gain and you have capital losses, you must first calculate your net gain, by offsetting the gain with those losses, then apply the discount to the net gain.

It is not expected that rollover relief will be generally available for capital gains on Redemption or sale of the Resets (though holders may wish to take their own advice on that).

Holders of Resets acquired within 90 days of the date of Redemption (30 September 2004) should consider discussing with a professional adviser or accountant their entitlement to imputation credits in respect of the Resets dividend payable on the final dividend payment date (30 September 2004). Specific anti-avoidance provisions can apply to the receipt of imputation credits attaching to dividends where the shares are not held "at risk" for more than 90 days, as broadly described in the following section 8.2.

8.2 Receipt of Dividends (Including Special Dividend)

These comments so far as applicable to the Special Dividend are subject to the matters on which the ATO has been requested to give a class ruling. The final class ruling is expected to confirm that the Special Dividend can be fully franked.

Individuals

If you are an individual taxpayer, you must include all dividends received in respect of the FUELS in your assessable income.

8 – TAXATION

To the extent the dividend is franked, your tax liability is calculated by first "grossing up" the amount of the dividend by adding an amount equal to 30/70th of the dividend (based on a 30% company tax rate) to take account of the tax already paid. You apply your marginal tax rate to the "grossed up" dividend amount, then apply a tax offset for the tax paid by Santos that is distributed to you as a franking credit. If your marginal tax rate is greater than 30% you will be required to pay "top up tax" in the amount of the excess. If your marginal rate is less than 30%, you receive a credit (against tax on other income) or refund of the excess tax offset.

To the extent that the dividend is unfranked, there is no gross up and you will be taxed at your marginal rate on the dividend received with no tax offset.

You should be aware that there are specific anti-avoidance provisions which apply to the receipt of imputation credits attaching to dividends. Broadly, these provisions require that you have held your FUELS "at risk" for at least 90 days. To hold a share "at risk" refers to you being exposed to the risks of ownership of the shares (eg hedging arrangements in relation to FUELS may mean that they are not held "at risk"). Some individual investors with small total franking receipts each year may qualify for an exemption from the "at risk" rules.

We recommend you consult a professional adviser or accountant if you think these anti-avoidance rules will apply to you.

Superannuation Funds
Generally speaking, superannuation funds treat the receipt of a dividend in the same way as an individual, however superannuation funds are subject to different tax rates. Superannuation funds are entitled to a credit or refund of excess tax offsets arising from franking credits. Those credits will arise if the applicable tax rate for the superannuation fund is less than the company tax paid in respect of the dividend.

The "at risk" rules apply equally to superannuation funds as to individuals. However, a specific exemption from the rules is available for most complying superannuation funds. These shareholders can elect to apply a formula based method which calculates a maximum amount of franking credits available to the fund, in respect of all its shares, in an income year. The formula is based on the expected franking credits of all FUELS owned by the fund. The election to have the ceiling apply cannot be revoked without the Commissioner of Taxation's permission.

Companies
Generally speaking a corporate taxpayer treats the receipt of a dividend in the same way as an individual, though relief for excess franking credits is by storing them rather than refund.

In addition, corporate taxpayers must record a credit in their franking account, for the potential future benefit of their shareholders, for the amount of the imputation credit received.

A corporate shareholder is also required to hold its FUELS "at risk" for at least 90 days in order to receive the franking account credit and to claim the tax offset.

On 27 September 2002 the Government announced that the "at risk" rules would be updated to reflect drafting used in the current imputation provisions. These amendments have not yet occurred but are unlikely to affect the substance of the "at risk" rules.

8.3 CGT Cost Base

The CGT implications of the future disposal of FUELS will be determined in part by the cost base or reduced cost base for CGT purposes of FUELS.

The cost base and reduced cost base of FUELS entitled to the Special Dividend are expected to include the $100 Face Value plus any incidental acquisition costs. Although the CGT rules are not explicit on this point, it is expected that the cost base and reduced cost base will also include an amount equivalent to the market value of the Special Dividend entitlement which is considered to be $5.00. The ATO class ruling is expected to confirm this position. Holders of FUELS who receive the Special Dividend should confirm this position with the class ruling when it becomes available.

Those parties applying for FUELS not entitled to the Special Dividend will have a cost base and reduced cost base of $100 Face Value plus any incidental acquisition costs.

8.4 Conversion to Ordinary Shares

Individuals, Superannuation Funds, Companies
If Santos elects to convert your FUELS to Ordinary Shares, any capital gain or loss you make is disregarded for capital gains tax purposes.

Your cost base and reduced cost base in the Ordinary Shares you receive upon conversion will be equal to the sum of the cost base of your FUELS (being the amount outlined in Section 8.3) at the conversion

time. If you are allotted additional Ordinary Shares, the cost base of your FUELS will be allocated equally across the total number of Ordinary Shares received.

This treatment is the same for individuals, superannuation funds and companies.

The capital gains tax consequences of "conversion" of any share potentially raise capital gains tax issues under the "value shifting rules". The applicability of the value shifting rules depends in part on facts which will not be known until the time of conversion, so it is not possible to advise definitively on this point. However, on the information available at the date of writing, there is no reason to expect that the value shifting provisions would impact on conversion.

8.5 Exchange for Cash

Exchange of FUELS will involve either:

- redemption of FUELS by Santos for cash at Face Value; or
- cancellation or buy back of FUELS for cash at Face Value.

(a) Redemption for cash

Individuals, Superannuation Funds, Companies
If Santos decides to redeem any of the FUELS, and the redemption is funded by a fresh issue of shares, the consequences will be as described below for a cancellation of shares. If this is not the case there would be a question whether that was still the correct treatment, or whether the whole of the proceeds would be a dividend (as to which, refer above).

(b) Cancellation or off-market buyback

Individuals, Superannuation Funds, Companies
A cancellation or buyback of FUELS at Face Value could be funded by profits or share capital or a combination of the two. It is expected however that the cancellation or buyback would be funded entirely by a debit directly from the share capital account. On that basis, the expected tax implications would be as follows.

CGT will apply to both a cancellation and a buyback. The capital gain or loss arising will depend on your cost base or reduced cost base in FUELS compared to the actual proceeds you receive (ie Face Value) or are deemed to receive. You will be deemed to receive the market value of the shares if proceeds of the buyback exceed their market value or if proceeds of cancellation differ from the market value of the cancelled shares.

For example, if FUELS were cancelled at a time when their market value is more or less than Face Value, for tax purposes you would be deemed to have received market value proceeds for the cancellation.

In the case of a buyback, you would be deemed to receive market value consideration if Face Value was less than market value. This means that CGT would be applicable to the market value less the cost base. (It is unlikely that market value would be deemed to be received if it were less than the actual buyback receipt.)

Individuals and superannuation funds will be able to apply the 50% and 33 1/3% (respectively) CGT discount to any net capital gain, so long as the FUELS have been held for at least 12 months. A CGT discount is not available for corporate shareholders.

8.6 Sale on the ASX

Individuals
If you sell your FUELS on the ASX you will be subject to CGT.

The capital gain or loss arising to you on sale will depend on your cost base or reduced cost base in the FUELS compared with the price at which you sell FUELS. Broadly, your cost base and reduced cost base in FUELS will be Face Value plus any incidental costs you incurred when you subscribed for FUELS (eg brokerage).

If the sale triggers a capital gain, the CGT discount may be available to reduce your taxable gain by 50%. To qualify for the discount, you must have held your FUELS for at least 12 months. In other words, the CGT discount is not available for FUELS which are disposed of within 12 months of the "acquisition" date for CGT purposes.

If the sale triggers a capital gain and you have capital losses, before you apply the 50% discount, you must calculate your net gain by offsetting the gain with those losses.

Superannuation Funds
The CGT provisions apply to complying superannuation funds in the same way as they apply to individual shareholders in relation to the FUELS.

As mentioned earlier, the CGT discount percentage for complying superannuation funds is 33 1/3%.

Companies

As referred to earlier, capital gains made by companies do not receive the benefit of a CGT discount. The relevant CGT provisions otherwise apply to companies who hold FUELS in the same way as they apply to individual Holders of FUELS.

ADDITIONAL INFORMATION

9

ADDITIONAL INFORMATION

SECTION 9

9.1 Terms and Conditions of the Issue

The rights attaching to FUELS will be governed by:

- Santos' Constitution, in particular Article 20A;
- the Terms of Issue of FUELS set out in Appendix 1; and
- in certain circumstances, the Corporations Act, the ASX Listing Rules, the ASTC Settlement Rules, the Securities Clearing House (SCH) Clearing Rules and the general law.

The rights attaching to Santos' Ordinary Shares, into which FUELS may be converted in certain circumstances, are set out in Santos' Constitution and summarised in Section 9.6 below.

9.2 Ownership Restrictions

The Santos Limited (Regulation of Shareholdings) Act 1989 prohibits a person from holding an entitlement to more than 15% of the total voting shares outstanding. If a person acquires more than 15% of the total voting shares outstanding, that person may be required to dispose of a certain number of shares so that they cease to hold more than 15%.

9.3 Santos – A disclosing entity

Santos is a disclosing entity for the purposes of section 111AC(1) of the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require the ASX to be continuously notified of information about specific events and matters as they arise for the purpose of the ASX making the information available to the stock market conducted by the ASX. In particular, Santos has an obligation under the ASX Listing Rules (subject to certain limited exceptions) to notify the ASX immediately of any information concerning Santos, of which it becomes aware, which a reasonable person would expect to have a material effect on the price or value of its shares. It is also required to prepare and lodge with ASIC both yearly and half-yearly financial reports (consisting of financial statements, notes to the financial statements and the Directors' declaration about the statements and the notes) which will be accompanied by a Directors' report, and an auditors' report.

9.4 Availability of Documents Lodged with ASIC

The Corporations Act provides for separate content requirements for transaction specific prospectuses in relation to an offer of securities in a class which have been continuously quoted for the 12 months prior to the date of the prospectus. In these circumstances, a listed disclosing entity may issue a short form prospectus under section 713. The ability to issue a short form prospectus exists in respect of an offer of FUELS (which are not continuously quoted securities) by virtue of ASIC Class Order (00/195), which provides that a section 713 prospectus can be issued where the Ordinary Shares underlying the FUELS (which themselves are, under certain conditions, convertible into Ordinary Shares) are continuously quoted securities.

Copies of documents lodged in relation to Santos may be obtained from, or inspected at, an office of ASIC.

9.5 Other Documents

Santos will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period in relation to this Prospectus:

- the financial reports of Santos for the year ended 31 December 2003 and half year ended 30 June 2004 (being the most recent annual and half year financial reports lodged with ASIC before the issue of this Prospectus); and
- any other document or financial report lodged by Santos with ASIC or the ASX under the continuous disclosure reporting requirements in the period after the lodgement of those financial reports and before lodgement of this Prospectus with ASIC.

Copies of these documents may be obtained from

Santos' web site www.santos.com or inspected by appointment at Santos' registered office at Santos House, Level 29, 91 King William Street, Adelaide, SA 5000 between 9.00am and 5.00pm (Adelaide time) on each business day during the Offer Period.

9.6 Summary of Rights Attaching to Ordinary Shares

The Ordinary Shares issued on conversion of FUELS will rank equally with existing fully paid Ordinary Shares. The rights attaching to Ordinary Shares are:

- set out in Santos' Constitution (which can be examined on any business day from 9.00am to 5.00pm (Adelaide time) at Santos House, Level 29, 91 King William Street, Adelaide, SA 5000); and
- in certain circumstances, modified by, the Corporations Act, the ASX Listing Rules, the ASIC Settlement Rules, the SCH Clearing Rules and the general law.

These rights attaching to Ordinary Shares are summarised as follows:

Dividends
Dividends on Ordinary Shares are payable (except in limited circumstances) in proportion to the amount of capital for the time being paid up.

Voting
At any general meeting of Santos, each member has one vote on a show of hands and one vote for each fully paid share held on a poll.

Winding up
Ordinary Shareholders are entitled to share in any surplus assets on a winding up in proportion to the amount of capital paid up.

Transferability
Ordinary Shares are generally freely transferable. However, the Directors may decline to register a transfer in certain limited circumstances.

9.7 Residents of the United States

The Offer of FUELS has not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and, therefore, subject to certain exceptions, FUELS may not be offered, sold, renounced or delivered, directly or indirectly, within the United States. Accordingly, except as described below, the Offer is not being made in the United States or to holders of Ordinary Shares with registered addresses in the United States and neither the Prospectus nor the Application Forms will be sent into the United States or to persons with registered addresses in the United States. Certain exemptions from these limitations may be available in the case of certain defined classes of sophisticated investors.

Envelopes containing Application Forms should not be postmarked or otherwise dispatched from the United States and all persons subscribing for FUELS must provide addresses within Australia for the return of Holding Statements for FUELS. Santos reserves the right to treat as invalid any Application Form (i) postmarked in or which otherwise appears to have been dispatched from the United States, (ii) that provides an address in the United States for delivery of Holding Statements for the FUELS or (iii) which, except as otherwise agreed with Santos, does not make the representation and warranty set out in the Application Forms that the person acquiring FUELS is not in the United States and is not acting for the account or benefit of a person within the United States, unless the accepting person is so acting as an authorised employee of such other person or with investment discretion with respect to an account of such other person.

Any person who is unable to make the representation and warranty set out in the Application Forms is not entitled to acquire FUELS.

Until 40 days after the commencement of the Offer, an offer, sale or transfer of FUELS within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act.

For the purposes of this Prospectus and the Application Forms, "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

9.8 Size of Offer

Although Santos proposes to raise $500 million through the issue of 5.0 million FUELS, it reserves the right to:

- issue additional FUELS; or
- raise less than $500 million and issue less than 5.0 million FUELS if it receives acceptances for less than this number of FUELS.

9 — ADDITIONAL INFORMATION

9.9 Offer Made by Santos

The Offer is being made by Santos alone and no other person. Merrill Lynch is not making the Offer.

However, in order to ensure there is sufficient capital out of which to redeem Resets, a number of FUELS may be issued to Merrill Lynch as initial holders to fund the Redemption of Resets. These FUELS will then be transferred by Merrill Lynch to successful Applicants in the Offer.

9.10 Santos' Rights Regarding the Redemption and Buyback

Santos reserves its right to withdraw the Buyback at any time if the board determines the Buyback is not in Santos' best interests. In the event that Santos does not proceed with the Buyback, any election to sell Resets under the Buyback and reinvest the proceeds in FUELS where that election has not already been acted on, may be treated as being an election to have the relevant Resets redeemed and the proceeds reinvested in FUELS.

The Directors have resolved to add a provision to the terms of issue of the Resets (in accordance with clause 8 of those terms of issue) so that Santos may elect to convert or exchange Resets conditional on some act or event occurring or not occurring. One effect of this is to enable Santos to not proceed with the Redemption if there are insufficient funds available from the FUELS issue.

9.11 Changes in Holdings of Resets Post Record Date

At the time of the processing of your Application, if the number of Resets held by you is different from the number of Resets held as of the Record Date, the election may be taken to be for any number of Resets up to the number held as of the Record Date.

9.12 Underwriting Agreement

Santos and Merrill Lynch entered into an underwriting agreement ("Underwriting Agreement") on 24 August 2004. Under the Underwriting Agreement, Merrill Lynch agrees to underwrite the issue of 2.5 million FUELS at Face Value.

The material terms of the Underwriting Agreement are summarised below.

No Conditions Precedent

There are no unsatisfied conditions precedent in respect of the Underwriting Agreement.

Fees

Merrill Lynch will be paid the following fees (exclusive of GST) on completion:

- an arranger fee of 0.25% of the gross proceeds of the Offer;
- a management fee of 0.25% of the gross proceeds of the Offer;
- a selling fee equal to the sum of:
  - (a) 1.00% of the gross proceeds received from the issue or transfer of FUELS under the Broker Firm Offer;
  - (b) 0.40% of the gross proceeds received from the issue or transfer of FUELS under the Priority Offer; and
  - (c) 1.00% of the gross proceeds received from the issue or transfer of FUELS under the institutional component of the Offer;
- a structuring fee equal to the sum of:
  - (a) 0.20% of the gross proceeds recieved from the issue or transfer of FUELS to Eligble Reset Holders who reinvest the proceeds of the Redemption of their Resets in FUELS; and
  - (b) 0.20% of the gross proceeds received from the issue or transfer of FUELS to Eligible Reset Holders who reinvest the proceeds of the Buyback of their Resets in FUELS; and
- an underwriting fee of 0.75% of $250 million.

In addition, Santos is obliged to pay all stamp duty relating to the Underwriting Agreement or the Offer and the incidental costs and expenses (including GST) incurred by Merrill Lynch in connection with the Offer.

Termination

Merrill Lynch may terminate its obligations under the Underwriting Agreement by notice to Santos if, before the FUELS are issued, any of the termination events described below occur.

Merrill Lynch may only terminate the Underwriting Agreement in reliance upon the occurrence of the termination events described in paragraph (b)(i) to paragraph (b)(x) below if, in the reasonable opinion of Merrill Lynch reached in good faith, the event:

- has had or could have a material adverse effect on the willingness of persons to apply for FUELS under the Offer; or

- has given or could give rise to:
  - (a) a contravention by Merrill Lynch of, or Merrill Lynch being involved in a contravention of, the Corporations Act or any other applicable law; or
  - (b) a material liability for Merrill Lynch.

Termination Events

(a) (i) lodgment of prospectus
Santos fails to lodge with ASIC a prospectus on 24 August 2004 and this replacement Prospectus on 1 September 2004 in a form agreed with Merrill Lynch, except where the sole reason for failing to lodge is an act or omission of Merrill Lynch;

(ii) prospectus
Merrill Lynch reasonably forms the opinion that:

(A) there is an omission from this Prospectus or any supplementary prospectus of material required by sections 711, 712 and 713 of the Corporations Act to be included; or

(B) a statement in this Prospectus, the documents referred to in paragraph 9.5 or any other document issued by or on behalf of Santos in connection with the Offer is or has become misleading or deceptive,

that is materially adverse from the point of view of an investor in FUELS;

(iii) material adverse change
there is a material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or in the assets, earnings, business, operations, management or prospects of Santos and its subsidiaries (taken as a whole group) from that reflected in this Prospectus;

(iv) ASIC stop order
an order or interim order is made by ASIC under section 739 of the Corporations Act concerning this Prospectus and either:

- that order or interim order has not been withdrawn by ASIC within 2 Business Days after the date on which it was made; or
- the making of that order or interim order has become known as publicly available information;

(v) consent
any person gives a notice under section 730 of the Corporations Act or withdraws their consent to being named in this Prospectus or any supplementary prospectus under section 733 of the Corporations Act;

(vi) withdrawal of Prospectus
Santos withdraws this Prospectus or the invitations to apply for FUELS under this Prospectus;

(vii) ASX approval
official quotation of the FUELS is refused or not granted by the ASX on or before the date on which Santos is required to notify Merrill Lynch of any shortfall or is withdrawn before completion of the Offer;

(viii) Ordinary Shares
trading in Ordinary Shares on the ASX is suspended for more than one Business Day, or Ordinary Shares quoted on the ASX cease to be so quoted;

(ix) certificates
Santos fails to deliver to Merrill Lynch a certificate in accordance with the requirements of the Underwriting Agreement, or a statement in such a certificate is untrue or incorrect in a material respect;

(x) Buyback
Santos withdraws, suspends, terminates or otherwise varies the terms of the Buyback from those announced by the Company to the ASX on 24 August 2004 without the prior written approval of the Underwriter; or

(xi) material adverse change in financial markets
any of the following occurs:

- any material adverse change or disruption to the political conditions or financial markets of Australia, Japan, the United Kingdom, the United States of America or the international financial markets, or any change or development involving a prospective change in national or international political, financial or economic conditions;
- a general moratorium on commercial banking activities in Australia, the United States of America or the United Kingdom is declared by the relevant central banking authority in any of

those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; or

- trading in all securities quoted or listed on the ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for one day on which that exchange is open for trading,

in each case the effect of which is such as to make it, in the reasonable opinion of the Underwriter reached in good faith, impracticable to market the Offer or to enforce contracts to issue and allot the FUELS or is reasonably likely to materially and adversely affect the success of the Offer.

(b) (i) breach
Santos is in material default under the Underwriting Agreement or any representation or warranty in the Underwriting Agreement is or becomes incorrect;

(ii) hostilities
there is an outbreak or escalation of hostilities in any region of the world, whether war has been declared or not, involving one or more of Australia, the United States of America, the United Kingdom, China, Japan or Indonesia, or the declaration by any of those countries of a national emergency or war, a terrorist attack is perpetrated on any of those countries or any other calamity or crisis or emergency involving any of those countries;

(iii) change in law
there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia a new law, or the Commonwealth Government, a State Government, the Reserve Bank of Australia, or any Commonwealth or State Minister or authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement), which will or in the reasonable opinion of Merrill Lynch is likely to prohibit or regulate, in any material respect, capital issues or stock markets, or involves a material change in fiscal, taxation or exchange control policy;

(iv) misleading information
any information supplied by Santos or on its behalf to Merrill Lynch in respect of, or which forms part of, (among other things) this Prospectus, or the documents referred to in paragraph 9.5 or any other documents issued by or on behalf of Santos in connection with the Offer concerning Santos or any of its subsidiaries or the Offer being or becoming misleading or deceptive;

(v) supplementary prospectus
a new circumstance has arisen since this Prospectus or any supplementary prospectus was lodged that would in the reasonable opinion of Merrill Lynch have been required by the Corporations Act to be included in the relevant document if it had arisen before the relevant document was lodged;

(vi) Director offence
a Director is charged with an indictable offence relating to any financial or corporate matter or any regulatory body commences any public action against Santos or any of the Directors in his or her capacity as director of Santos or announces that it intends to take any such action;

(vii) Director disqualification
any Director is disqualified from managing a corporation under section 206B, 206C, 206D, 206E, 206F or 206G of the Corporations Act;

(viii) unauthorised alterations
without the prior written consent of Merrill Lynch (such consent not to be unreasonably withheld), Santos alters its share capital or its constitution in any material respect;

(ix) timetable
an event specified in the timetable agreed in the Underwriting Agreement is delayed for more than three Business Days other than as the direct result of actions taken by Merrill Lynch (unless those actions were requested by Santos) or the actions of the Company (where those actions were taken with Merrill Lynch's prior written consent); or

(x) compliance
there is a material contravention by Santos of any provision of its constitution, the Corporations Act, the Listing Rules, any requirement of ASIC or the ASX or any other applicable law.

9.13 Consents

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and a statement or report included in this Prospectus with the consent of that party as specified below.

- Freehills has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Merrill Lynch International (Australia) Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Merrill Lynch Equities (Australia) Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- KPMG has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.
- Standard & Poor's (Australia) Pty Ltd has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named. Other than giving this consent, Standard & Poor's Ratings Services has had no involvement in the preparation of this Prospectus.
- Computershare has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named.

9.14 Interests of Advisers

Freehills has acted as solicitors to Santos and has performed work in relation to the preparation of Section 8 of this Prospectus and in relation to preparing the due diligence and verification programme and performing due diligence required on legal matters. In respect of this work, Santos estimates that it will pay approximately $300,000 (excluding disbursements and GST) to Freehills. Further amounts may be paid to Freehills in accordance with its normal time based charges.

Merrill Lynch has acted as Arranger, Underwriter, Sole Manager and Broker for the Offer, in respect of which they are entitled to receive fees and commissions under the Underwriting Agreement as described above.

KPMG has provided an accounting opinion in relation to the Offer and has performed work in relation to the due diligence enquiries on financial matters in relation to the Offer. In respect of this work, Santos estimates that it will pay approximately $55,000 (excluding disbursements and GST) to KPMG. Further amounts may be paid to KPMG in accordance with its normal time based charges.

Except as set out above, no:

- person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or
- Broker or Underwriter to this Offer,

holds at the time of lodgment of this Prospectus with ASIC, or has held in the two years before lodgment of this Prospectus with ASIC, an interest in:

- the formation or promotion of Santos; or
- the Offer; or
- any property acquired or proposed to be acquired by Santos in connection with its formation or promotion or the Offer,

nor has anyone paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of Santos or the Offer.

9.15 Directors' Interests

No Director or proposed Director holds, at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Santos; or
- the Offer; or
- any property acquired or proposed to be acquired by Santos in connection with its formation or promotion or the Offer.

No one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify as, a Director; or
- for services provided by a Director or proposed Director in connection with the formation or promotion of Santos or the Offer.

9.16 ASX Waivers

The ASX has granted Santos the following:

- A waiver of Listing Rule 10.11 so that Directors and related parties (as defined in the Corporations Act) can participate in the issue of FUELS without obtaining Shareholder approval provided that Directors and their related parties in aggregate are restricted to applying for no more than 0.2% of the total number of FUELS issued under the Offer on the same terms as other investors, and that details of this waiver are disclosed to the market.
- Confirmation that the ASX considers that the Terms of Issue are appropriate and equitable for the purposes of Listing Rule 6.1.
- Confirmation that Listing Rule 6.10 does not apply to the Terms of Issue which allow Santos to change the date and rate of distribution of FUELS.
- Confirmation that Listing Rule 6.12 does not apply to the Terms of Issue which provide for the redemption, buyback, cancellation, conversion or exchange of FUELS.
- Agreement that, for the purposes of Listing Rule 7.1.4, the ASX has no objection to the conversion rate of FUELS to Ordinary Shares being calculated based on the market price of Ordinary Shares on 23 August 2004.
- Santos has also requested the ASX to provide deferred settlement trading in relation to the Offer as described in Section 4.6.

9.17 ASIC Relief

Santos has obtained relief from ASIC in respect of section 728 and Item 2 of section 729 of the Corporations Act such that Merrill Lynch as initial Holder will not be liable under section 728 and Item 2 of section 729 as a seller of Santos FUELS.

9.18 Authorisation of Lodgement of this Prospectus

Every Director has given, and not withdrawn, his or her consent to the lodgement of this Prospectus with ASIC.

9.19 Governing Law

This Prospectus and the contracts that arise from the acceptance of Applications are governed by the laws of South Australia. Each Applicant submits to the exclusive jurisdiction of the courts of South Australia.

9.20 Resets Closing Price

The last price at which Resets were traded on the ASX on Friday 20 August 2004 was $108.87. This price factors in the entitlement to receive the dividend of $3.294 per Reset payable on 30 September 2004. The last price at which Resets were traded on the ASX on Friday 27 August 2004 was $105.00.

APPENDIX 1: TERMS OF ISSUE

TERMS OF ISSUE

APPENDIX 1

1 Face Value

The face value of each FUELS will be $100 (**Face Value**).

2 Dividends

2.1 Dividends

Subject to these terms, the Holder of each FUELS is entitled to a dividend in respect of each Dividend Period calculated in accordance with the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \$100 \times N}{365}$$

where:

N is the number of days in the Dividend Period; and

Dividend Rate expressed as a percentage per annum, is calculated in accordance with the following formula:

$$(\text{Market Rate} + \text{Margin}) \times (1 - T)$$

where:

Market Rate means the Bank Bill Swap Rate for 180 day bills applying on the first business day of the Dividend Period expressed as a percentage per annum; and

Margin expressed as a percentage per annum is:

(a) for the period up to 30 September 2009, 1.55% (being the rate determined under the Bookbuild); and

(b) for the period on or after 30 September 2009, 1.55% (being the rate determined under the Bookbuild) plus 2.25%; and

T means the Australian corporate tax rate applicable on the date of allotment, expressed as a decimal, and which will be taken to be 0.30.

2.2 Special dividend on certain FUELS

Subject to these terms, each Holder of a FUELS which is acquired from the Underwriter using the proceeds of redemption of a Reset in accordance with Section 2.3 of the Prospectus is entitled, immediately following acquisition, to receive a special dividend of $5.00 per share.

2.3 Franking

(a) If, on a Dividend Payment Date, the Australian corporate tax rate (Ti) differs from the Australian corporate tax rate on the date of allotment (T), the dividend will be adjusted in accordance with the following formula:

$$\text{Dividend} \times \frac{(1-Ti)}{(1-T)}$$

where:

Dividend is the amount calculated under clause 2.1;

Ti is the Australian corporate tax rate at the Dividend Payment Date, expressed as a decimal; and

T means the Australian corporate tax rate applicable on the date of allotment, expressed as a decimal, and which will be taken to be 0.30.

(b) If any dividend is not franked to 100% under Part 3-6 of the Tax Act, the dividend will be adjusted in accordance with the following formula:

$$\frac{D}{1-[Ti \times (1-f)]}$$

where:

D is the dividend calculated under clause 2.3(a) or clause 2.1 where there has been no application of clause 2.3(a);

Ti has the same meaning as in clause 2.3(a); and

f is the franking percentage (within the meaning of Part 3-6 of the Tax Act) of the dividend, expressed as a decimal to four decimal places.

2.4 Payment of dividend

The payment of a dividend (including a Special Dividend under clause 2.2 and an optional dividend under clause 2.10(d)) is subject to:

(a) the Directors, at their discretion, declaring the dividend to be payable; and

(b) there being funds legally available for the payment of dividends.

2.5 Non-Cumulative dividends

If and to the extent that all or any part of a dividend is not paid because of the provisions of clause 2.4, the Holder has no claim in respect of such non-payment (though the Holder may participate in an optional dividend if such a dividend is declared by the Directors as envisaged in clause 2.10(d)).

2.6 Calculation of dividends

All calculations of dividends will be to four decimal places. For the purposes of making any dividend payment in respect of a Holder's aggregate FUELS, any fraction of a cent will be disregarded.

2.7 Dividend Payment Dates

(a) Subject to this clause 2, dividends under clause 2.1 will be payable on each FUELS in arrears on:

(1) 31 March 2005 and thereafter on each 30 September and 31 March until the FUELS are converted, redeemed, bought back, or cancelled; and

(2) the conversion or exchange date determined under clause 3.

(b) Subject to this clause 2, a dividend under clause 2.2 will be payable on the relevant FUELS on 7 October 2004.

(c) If the date for payment specified in paragraph (a) is not a business day, payment will be made on the next business day.

2.8 Record dates

A dividend is only payable to those persons registered as Holders of FUELS at the date on which the books of the Company close for FUELS Holders in respect of each relevant dividend.

2.9 Deductions

The Company will be entitled to deduct from any dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Company to the appropriate authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder is deemed to have been duly paid and satisfied by the Company. The Company must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and must, if required by any Holder, deliver to that Holder a copy of the relevant receipt issued by the revenue authority without delay after it is received by the Company.

2.10 Restrictions in case of non-payment

If for any reason a dividend has not been paid in full within 20 business days after its Dividend Payment Date, the Company must not without approval of a special resolution passed at a separate meeting of Holders of FUELS:

(a) declare or pay a cash dividend or make any distribution on any share capital over which FUELS rank in priority for participation in profits; or

(b) redeem, reduce, cancel, or acquire for any consideration any share capital of the Company (other than a FUELS),

until such time as:

(c) two consecutive dividends stated to be payable on FUELS under clause 2.1 thereafter have been paid in full; or

(d) an optional dividend has been paid to the Holders of FUELS equal to the unpaid amount (if any) of the two immediately preceding dividends under clause 2.1 prior to the date of payment of the optional dividend; or

(e) all FUELS have been converted, redeemed, bought back or cancelled.

3 Conversion and exchange

3.1 Meaning of conversion

Each FUELS confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm Adelaide time on the date the share is converted as determined below. At that time:

(a) all other rights and restrictions conferred on FUELS under the Terms of Issue will no longer have effect (except for rights relating to a

APPENDIX 1 – TERMS OF ISSUE

dividend payable on or before the date of conversion which will subsist); and

(b) each FUELS will rank equally with all other fully paid Ordinary Shares then on issue and the Company will issue a statement that the holder of those shares holds a share so ranking.

The taking effect of the rights of a FUELS under this clause and the allotment of additional shares under clause 3.7 is, for the purposes of these Terms of Issue, together termed "conversion". Conversion does not constitute cancellation, redemption or termination of a FUELS or an issue, allotment or creation of a new share (other than the additional shares allotted under clause 3.7).

3.2 Meaning of exchange

"Exchange", in relation to a FUELS, means the Company at its option redeeming, buying back or cancelling the share for its Face Value.

In each case, payment to the Holder must be made on the conversion or exchange date determined under these Terms of Issue.

3.3 Conversion or exchange events

The Company may convert or exchange all or some of the FUELS by giving notice to the Holders:

(a) at least 21 business days (but no more than 6 months) before:

(1) 30 September 2009; or

(2) any Dividend Payment Date after 30 September 2009; or

(b) if the Directors resolve (having obtained an opinion from reputable legal counsel or a reputable tax or accounting adviser) that a change in any law, interpretation, ruling issued by any relevant governmental body (including one relating to taxation) or accounting standard (or interpretation by an accounting standard setting body) has occurred (or is announced) and that change will:

(1) materially increase the net costs to the Company of having FUELS on issue;

(2) affect whether FUELS can be franked or whether the Holders are entitled to franking credits;

(3) affect whether FUELS are classified as debt or equity for tax or accounting purposes; or

(4) impose additional requirements that the Directors consider unacceptable.

The conversion or exchange date will be:

(c) in the case of paragraph (a)(1), 30 September 2009; and

(d) in the case of paragraph (a)(2) or paragraph (b), the Dividend Payment Date which is more than 21 business days immediately after giving the notice.

3.4 Takeovers and schemes of arrangement

In addition, the Company may convert all of the FUELS by giving notice to the Holders if:

(a) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:

(1) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(2) the Directors issue a statement recommending acceptance of the offer; or

(b) a court approves the convening of a meeting to consider a scheme of arrangement under Part 5.1 of the Corporations Act which, when implemented, will result in a person having voting power in the Company of more than 50%.

In that event, the date of conversion will be the earlier of:

(c) the last business day of the second week following the date the Company sends notice to the Holder; or

(d) the Closing Date of the takeover bid, or the completion of the scheme of arrangement (as applicable) so long as that date falls after the date on which the Company sends notice to the Holder.

3.5 Minimum number on issue

The Company cannot elect to convert only some FUELS if, as at the date of the notice, that conversion would result in there being unconverted FUELS with an aggregate Face Value of less than $50 million. In a partial conversion, the Company must endeavour to treat Holders on an approximately equal basis, but may discriminate to take account of the effect on marketable parcels and other factors.

3.6 Formalities of conversion and exchange

(a) Where the Company elects to convert or exchange a FUELS under these Terms of Issue, the Company must:

(1) convert or exchange FUELS in accordance with these Terms of Issue; and

(2) at least 21 business days before the relevant conversion or exchange date, give notice to the relevant Holder indicating whether FUELS will be converted or exchanged (or whether a combination of those actions will be taken), failing which the Company is taken to have elected to and must convert the FUELS into Ordinary Shares.

(b) The Company may elect to convert or exchange all or some of the FUELS under clause 3.3 or 3.4 conditional on some act or event occurring or not occurring.

3.7 Conversion and additional Ordinary Shares

(a) This clause will apply if FUELS are to be converted into Ordinary Shares.

(b) Upon conversion, each FUELS will entitle the Holder to be allotted an additional number of Ordinary Shares equal to one less than the Conversion Ratio, where, subject to paragraph (c) below, the Conversion Ratio is an amount (including any fractions) calculated in accordance with the following formula (**Conversion Ratio**):

$$\frac{\text{Face Value}}{\text{VWAP}-[\text{CD} \times \text{VWAP}]}$$

where:

CD means the conversion discount of 2.5% (**Conversion Discount**); and

VWAP means the VWAP during the period (**Reference Period**) of 20 business days immediately preceding, but not including, the conversion date.

(c) The Conversion Ratio shall be not greater than 400.

(d) Where the total number of additional Ordinary Shares to be allotted on conversion to a Holder of FUELS includes a fraction, that fraction will be disregarded.

3.8 Adjustment to VWAP

For the purposes of calculating VWAP in clause 3.7:

(a) where, on some or all of the business days in the Reference Period, Ordinary Shares have been quoted on the ASX as cum dividend or cum any other distribution or entitlement and FUELS will convert into Ordinary Shares after the date those Ordinary Shares no longer carry that entitlement, then the VWAP on the business days on which those FUELS have been quoted cum dividend or cum entitlement shall be reduced by an amount (**Cum Value**) equal to:

(1) (in case of a dividend or other distribution), the amount of that dividend or distribution including, if the dividend is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person under the Tax Act;

(2) (in the case of an entitlement which is traded on the ASX on any of those business days), the volume weighted average price of all such entitlements sold on the ASX during the Reference Period on the business days on which those entitlements were traded; or

(3) (in the case of an entitlement not traded on the ASX during the Reference Period), the value of the entitlement as reasonably determined by the Directors; and

(b) where, on some or all of the business days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and FUELS will convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the business days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.

3.9 Adjustment to the Conversion Ratio for a takeover or scheme of arrangement

In the case of conversion under clause 3.4 as a result of a takeover or a scheme of arrangement, VWAP in the formula in clause 3.7 will be the lesser of:

(a) 95% of the offer price under the takeover offer or the consideration under the scheme of arrangement; and

(b) the VWAP over the 20 business days immediately preceding the announcement of the takeover offer or the scheme of arrangement plus 50% of the amount calculated by subtracting that VWAP from the offer price or the consideration (as applicable).

The offer price or consideration under the takeover offer or scheme of arrangement is the cash consideration offered for each Ordinary Share or, if cash consideration is not the only consideration offered, 95% of the value of the consideration offered as reasonably determined by an independent investment bank appointed by the Directors (which shall act as an expert).

3.10 Discretion in adjustment of conversion mechanism

Where:

(a) the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities;

(b) the number of additional Ordinary Shares to be allotted on conversion of FUELS is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances;

(c) the Company undertakes a bonus issue or makes a pro rata offer to holders of Ordinary Shares to subscribe for, or purchase, securities in the Company or in any other body corporate in a way which, in the reasonable opinion of the Directors, has a diluting or concentrative effect on the value of Ordinary Shares; or

(d) any other similar event occurs in relation to the Company that may have a diluting or concentrative effect on the value of the Ordinary Shares,

and the Directors determine that any such occurrence would, in the reasonable opinion of the Directors, affect the relative values of the FUELS and the Ordinary Shares, the Directors may:

(e) make such alterations to the definition of VWAP or to the Conversion Discount (as defined in clause 3.7) as the Directors reasonably consider appropriate or necessary to maintain that relativity; or

(f) extend an entitlement to the Holders of FUELS to participate in such distribution or pro rata offer based upon the number of Ordinary Shares to which those Holders would have been entitled if their FUELS had been converted on a date nominated by the Directors and adapting the formula in clause 3.7 as the Directors reasonably consider appropriate to maintain the relativity.

An alteration under paragraph (e) will be binding on and must be notified to the Holders of FUELS.

4 FUELS general rights

4.1 FUELS rights ranking

FUELS rank equally amongst themselves in all respects (except as contemplated by clause 2.2).

4.2 Preferential dividend

Until conversion, FUELS rank in priority to Ordinary Shares for the payment of dividends.

4.3 Return of capital

Until conversion, if there is a return of capital on a winding up of the Company, Holders of FUELS will be entitled to receive out of the assets of the Company available for distribution to shareholders, in respect of each FUELS held, a cash payment equal to the sum of:

(a) the amount of any dividend stated to be payable under clause 2.1 (whether declared or not) calculated on a daily basis (assuming a 365 day year) throughout the period from and including the date of the preceding Dividend Payment Date to the date of commencement of the winding up; and

(b) the Face Value,

before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind FUELS.

FUELS do not confer on their Holders any right to participate in profits or property except as set out in these Terms of Issue.

4.4 Shortfall on winding up

If, upon a return of capital, there are insufficient funds to pay in full the amounts referred to in clause 4.3 and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with FUELS on a winding up of the Company, the Holders of FUELS and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

4.5 Participation in surplus assets

Until conversion, FUELS do not confer on their Holders any further right to participate in the surplus assets of the Company on a winding up.

4.6 Restrictions on other issues

Until all FUELS have been converted, the Company must not, without approval of a special resolution passed at a separate meeting of Holders of FUELS, issue shares ranking in priority to the FUELS or permit the variation of any rights of any existing shares to shares ranking equally or in priority to the FUELS, but the Directors are at all times authorised to issue further preference shares ranking equally with any existing FUELS.

4.7 Takeovers and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend a members'

scheme of arrangement, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to FUELS Holders or that they participate in the scheme of arrangement.

4.8 Participation in new issues

Until conversion, FUELS confer no rights to subscribe for new securities in the Company or to participate in any bonus issues.

4.9 Further assurances

If the Company decides to convert or exchange FUELS under these Terms of Issue, the Holder must:

(a) vote in favour (subject to compliance with the law and to the extent that the Holder is entitled to do so) or otherwise abstain from any required resolution;

(b) provide all documentation and execute any authorisation or power necessary; and

(c) take all other action necessary or desirable,

to effect the conversion or exchange.

4.10 Sale of shares on exchange

Each Holder irrevocably offers to sell all or some of its FUELS on the exchange date to the Company for their Face Value if the Company elects to buy back the FUELS under these Terms of Issue.

4.11 Appointment of agent

Each Holder irrevocably appoints the Company (and any person authorised by the Company for this purpose) as its agent to execute any document the Company considers necessary or desirable to give effect to clauses 4.9 and 4.10, including any share transfer or buyback agreement.

5 Voting Rights

FUELS do not entitle their Holders to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

(1) to reduce the share capital of the Company;

(2) that affects rights attached to the FUELS;

(3) to wind up the Company; or

(4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buyback agreement;

(c) during a period in which a dividend or part of a dividend on FUELS is in arrears; or

(d) during the winding up of the Company.

For this purpose, a dividend will be in arrears only if, at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date.

6 Quotation on the ASX

The Company must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of FUELS on the ASX and all converted FUELS and additional Ordinary Shares issued under clause 3.7 on each of the stock exchanges on which other Ordinary Shares of the Company are quoted on the date of conversion.

7 Amendments to the Terms of Issue

Subject to complying with all applicable laws, the Company may without the authority, assent or approval of Holders of FUELS amend or add to these Terms of Issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders of FUELS.

8 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Terms of Issue and the Company's constitution, then, to the maximum extent permitted by law, the provisions of these Terms of Issue will prevail.

(b) If a calculation is required under these Terms of Issue, unless the contrary intention is expressed, the calculation will be performed to four decimal places.

(c) Definitions and interpretation under the Company's constitution will also apply to these Terms of Issue.

APPENDIX 1 TERMS OF ISSUE

(d) The following expressions shall have the following meanings:

ASX means Australian Stock Exchange Limited;

Bank Bill Swap Rate means, for each Dividend Period, the rate, expressed as a percentage per annum, calculated as the average mid-rate for bills of a term of 180 days which average rate is displayed on Reuters page designated BBSW (or any page which replaces that page) on the first business day of the Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Adelaide time) on that date, the rate specified in good faith by the Company at or around that time on that date having regard, to the extent possible, to:

(1) the rate otherwise bid and offered for bills of that term or for funds of that tenor displayed on that page BBSW (or any page which replaces that page) at that time on that date; and

(2) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time;

Bookbuild means the process conducted by the Company or its agents prior to the opening of the period during which the Company will accept Applications for FUELS under its Prospectus whereby certain institutional investors lodge bids for FUELS and, on the basis of the bids, the Company determines the Margin and announces its determination prior to the opening of that period;

business day means a day on which trading on the ASX is conducted;

conversion has the meaning set out in clause 3.1;

Conversion Ratio means an amount calculated in accordance with the formula set out in clause 3.7(b);

dividend includes a dividend to which a Holder of FUELS is entitled under clause 2.1, 2.2 or 2.10(d);

Dividend Payment Date means each date on which a dividend is payable in accordance with clause 2.7 whether or not a dividend is paid on that date;

Dividend Period means a period from (and including) either the earliest date of allotment of FUELS under the Prospectus or a Dividend Payment Date under clause 2.7(a) (whichever is the later) until (but not including) the following Dividend Payment Date;

exchange has the meaning set out in clause 3.2;

Face Value means $100;

Holder means a holder of a FUELS;

Margin has the meaning set out in clause 2.1;

Ordinary Share means an ordinary share in the capital of the Company;

Prospectus means the prospectus dated 24 August 2004 relating to the issue of FUELS;

Reference Period has the meaning set out in clause 3.7;

Tax Act means:

(1) the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997 as the case may be as amended or replaced and a reference to any section of the Income Tax Assessment Act 1936 includes a reference to that section as rewritten in the Income Tax Assessment Act 1997;

(2) any other Act setting the rate of income tax payable; and

(3) any regulation promulgated thereunder;

the Company means Santos Limited (ABN 80 007 550 923);

Underwriter means Merrill Lynch International (Australia) Limited (ABN 31 002 892 846); and

VWAP means the average of the daily volume weighted average sale price of Ordinary Shares sold on the ASX during the relevant period or on the relevant days (excluding any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase or any overseas trades or the exercise of options over Ordinary Shares).

APPENDIX 2: GLOSSARY OF TERMS

GLOSSARY OF TERMS

APPENDIX 2

The following is a glossary of the terms used in this Prospectus. There is also a list of defined terms in the Terms of Issue of the FUELS in Appendix 1, which apply throughout this Prospectus, unless the term is defined below. All references to currency are references to Australian currency unless the context requires otherwise. All references to time are to Melbourne Time, unless the context requires otherwise.

Certain of the dates given below are subject to change as described in this Prospectus.

Allotment Date	the date on which FUELS may be first allotted, being Thursday 30 September 2004
Applicant	a person who lodges an Application Form in accordance with this Prospectus
Application	a valid application made on the conditions set out in this Prospectus by using an Application Form to apply for a specified number of FUELS, including a Broker Firm Application
Application Form	each Application Form attached to or accompanying this Prospectus upon which an Application for FUELS may be made, being the: • **yellow** personalised Election Form; • **blue** personalised Priority Application Form (for Eligible Ordinary Shareholders and Eligible Reset Holders); and • **grey** General Application Form (for other Applicants)
Application Monies	monies payable on Application, being the number of FUELS applied for multiplied by $100
Arranger	Merrill Lynch
ASIC	Australian Securities and Investments Commission
ASTC Settlement Rules	the clearing and settlement rules made by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
ASX Listing Rules	the listing rules of the ASX from time to time with any modification or waivers in their application to Santos, which the ASX may grant
ATO	Australian Taxation Office
Bank Bill Swap Rate	as in the Terms of Issue
Broker Firm Allocation	the number of FUELS allotted to successful Applicants under a Broker Firm Offer
Broker Firm Application	the lodgement of an Application Form with the broker firm from which the Broker Firm Offer was received, in accordance with this Prospectus

APPENDIX 2: GLOSSARY OF TERMS

Broker Firm Offer	the invitation made by Santos under this Prospectus to Australian resident clients of brokers who have received a firm allocation of FUELS from Merrill Lynch
Broker	Merrill Lynch or other broker to the Offer
Buyback, On-market Buyback	the purchase by Santos, through Merrill Lynch Equities, of Resets on the ASX
CGT	capital gains tax
CHESS	Clearing House Electronic Subregister System
Closing Date	in respect of the FUELS Offer, the last day on which Application Forms will be accepted, being 24 September 2004 and for each of the Options Eligible Reset Holders have in deciding how to deal with their Resets, as in Section 2.1 of this Prospectus
Computershare	Computershare Investor Services Pty Limited (ABN 48 078 279 277)
Constitution	the constitution of Santos as amended
Conversion Ratio	as in the Terms of Issue
Corporations Act	Corporations Act 2001
Director	a director of Santos
Election Form	the **yellow** personalised election form which accompanies copies of this Prospectus sent to Eligible Reset Holders
Eligible Ordinary Shareholder	a registered holder of Ordinary Shares as at 5.00pm (Melbourne Time) on the Record Date which is 2 September 2004 with a registered Australian address
Eligible Reset Holder	a registered holder of Resets as at 5.00pm (Melbourne Time) on the Record Date which is 2 September 2004 with a registered Australian address
Face Value	$100 per FUELS or per Reset, as the context requires
FUELS	as the context requires, one or a number of Franked Unsecured Equity Listed Securities, which are preference shares issued by Santos pursuant to this Prospectus
General Application Form	the **grey** application form attached to this Prospectus
Holder	means a holder of a FUELS
Holding Statement	a record of the registered legal owner of a specified number of FUELS
IFRS	International Financial Reporting Standards
Listing Rules	the Listing Rules of the ASX
Merrill Lynch	Merrill Lynch International (Australia) Limited (ABN 31 002 892 846)
Merrill Lynch Equities	Merrill Lynch Equities (Australia) Limited (ABN 65 006 276 795)
Melbourne Time	time in Melbourne, Victoria, Australia

APPENDIX 2: GLOSSARY OF TERMS

Offer	the invitation made by Santos pursuant to this Prospectus for parties to apply for FUELS and, where the context requires, the invitation to have your Resets disposed of under Options 1 or 2 outlined in Section 2.1 of this Prospectus
Offer Period	the period between 9.00am (Melbourne Time) Wednesday 1 September 2004 (Opening Date) and 5.00pm (Melbourne Time) Friday 24 September 2004 (Closing Date)
Opening Date	in respect of the FUELS Offer, Wednesday 1 September 2004
Option	each of the options outlined in Section 2.1 of this Prospectus
Ordinary Shareholder	a holder of Ordinary Shares
Ordinary Share	ordinary shares in the capital of Santos
Priority Application Form	the **blue** personalised application form which accompanies copies of this Prospectus sent to Eligible Ordinary Shareholders and Eligible Reset Holders
Priority Offer	the feature of the FUELS Offer whereby Eligible Reset Holders and Eligible Ordinary Shareholders receive priority in the allocation of FUELS they have applied for, in priority to general Applicants
Prospectus	this document as supplemented or replaced
Redemption	the redemption of Resets by Santos as described in this Prospectus
Reset	a Reset Convertible Preference Share in Santos
Record Date	2 September 2004, on which: • entitlement to the final dividend payable on Resets is determined; • eligibility to reinvest the proceeds from Resets in FUELS is determined; and • priority under the Priority Offer is determined
Santos	Santos Limited (ABN 80 007 550 923) and where the context requires, includes each of its controlled entities (as determined under the Corporations Act)
Sole Manager	Merrill Lynch
Special Dividend	a once off $5.00 special dividend which will be paid (subject to declaration by Santos' Directors) to Eligible Reset Holders in respect of FUELS they are issued out of the proceeds of their Resets
Standard & Poor's Ratings Services	Standard & Poor's (Australia) Pty Ltd (ABN 62 007 324 852)
Terms of Issue	the terms and conditions of the FUELS as set out in Appendix 1 to this Prospectus
Underwriter	Merrill Lynch
Underwriting Agreement	the underwriting agreement as described in Section 9.12

This offer is expected to close at 5.00pm Melbourne Time on 24 September 2004

Santos

Santos Limited

ABN 80 007 550 923

General Application Form - FUELS OFFER

This Application Form is for FUELS offered under the Prospectus dated 1 September 2004.

This form is important. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. You should read the entire Prospectus carefully before completing this form. To meet the requirements of the Corporations Act, this form must not be distributed unless included in, or accompanied by, the Prospectus (as supplemented or replaced).

Registry Use Only

Broker Code

Adviser Code

A I/we apply for

FUELS at Face Value of $100 each

B I/we lodge full Application Monies of

$ 0 0 0 . 0 0

Your application must be for a minimum of 50 FUELS ($5,000) and must be for a multiple of 10 FUELS ($1,000) at $100 per FUELS.

C Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

Title or Company Name | Given Name(s) | Surname

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D Enter your postal address - Include State and Postcode

Unit | Street Number | Street Name or PO Box /Other Information

City / Suburb / Town | State | Postcode

E Enter your contact details

Contact Name

Telephone Number Business Hours / After Hours

( )

F CHESS Participant

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the Offer under the Prospectus will be held on the Issuer Sponsored Subregister.

Cheque details - Make your cheque(s) or money order(s) payable to 'Santos FUELS Offer'

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque

See back of form for completion guidelines

STOG

How to complete this form

A
FUELS Applied for
Enter the number of FUELS you wish to apply for. The application must be for a minimum of 50 FUELS. Applications must be in multiples of 10 FUELS.

B
Application Monies
Enter the amount of Application Monies. To calculate the amount, multiply the number of FUELS by $100.

C
Applicant Name(s)
Enter the full name you wish to appear on the statement of FUELS holding. This must be either your own name or the name of a company or other type of holder as per the table below. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

D
Postal Address
Enter your postal address for all correspondence. All communications to you from the registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E
Contact Details
Enter your contact name and telephone number. This may be used to communicate other matters to you subject to this form. This is not compulsory but will assist us if there are any queries with your application form.

F
CHESS
Santos Limited (the Company) will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the Company will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two subregisters will make up the Company's principal register of securities. The Company will not be issuing certificates to applicants in respect of FUELS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold FUELS allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Company and allocated a Securityholder Reference Number (SRN).

G
Payment
Make your cheque(s) or money order(s) payable to 'Santos FUELS Offer' in Australian dollars and cross it Not Negotiable. Your cheque(s) or money order(s) must be drawn on an Australian Branch of a financial institution.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt (after the exposure period expires) and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and *may result in your Application being rejected. Pin (do not staple)* your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

YOU DO NOT NEED TO SIGN THIS APPLICATION FORM.

Prospectus
This Application Form relates to this Prospectus dated 1 September 2004 and any supplementary or replacement document and should be read in conjunction with those documents. Capitalised words and certain terms used in this Application Form have the meanings given to them in the Prospectus.

Acknowledgments
I/we declare that by lodging this Application Form, I/we represent and warrant that I/we have personally received and read in full and understood the Prospectus as supplemented or replaced to which this Application Form relates and agree to be bound by the constitution of Santos Limited, the Terms of Issue of FUELS and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus) and I/we hereby agree to apply for such a number of FUELS as may be calculated in accordance with the terms of the Prospectus and agree to take such number of FUELS equal to or less than the number of FUELS I/we have indicated on this form (including no FUELS).

I/we acknowledge that the information contained in this Prospectus is not investment advice or a recommendation that FUELS are suitable for me/us, given my/our investment objectives, financial situation or particular needs.

I/we hereby authorise Santos Limited to complete and execute any documents necessary to effect the allotment of any FUELS. By lodging this form, I/we declare that this form is complete and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/we represent and warrant that by lodging this form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/we acknowledge that I/we am/are residents of, and located in, Australia and hold an Australian address. I/we declare that I/we am/are not acting for the account or benefit of any person in the United States or a US Person or any other foreign person and will not offer or sell FUELS in the United States or to, or for the account or benefit of a US Person.

If you return this form with an address outside Australia, your Application may be rejected in which case you will be advised by Computershare.

If your Application Form is not completed accurately or correctly, Computershare, on behalf of Santos will try to contact you. If your Application Form is not able to be processed, it will be returned with any Application Monies (without interest).

Lodgement of Application
Application Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than **5.00pm Melbourne Time on 24 September 2004.** Return the Application Form with cheque(s) or money order(s) attached to:

SANTOS FUELS OFFER
c/- Computershare Investor Services Pty Limited
GPO Box 5481
MELBOURNE VIC 8060

OR

SANTOS FUELS OFFER
c/- Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

Broker Firm Applicants should contact their Broker for information on submitting their Application. Your Broker will settle a successful Application on a delivery versus payment basis through CHESS and this transaction will not have the benefit of coverage by the National Guarantee Fund.

Privacy Statement
Personal information is collected on this form by Computershare, as agent for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to Computershare's related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare using the details provided on the front of this form or E-mail *privacy@computershare.com.au.*

If you have any enquiries concerning your application, please contact **the Santos Information Line on 1300 733 636.**

Correct forms of registrable title(s)
Note that ONLY legal entities are allowed to hold FUELS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act 2001. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J A Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts - Use trustee(s) personal name(s) Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates - Use executor(s) personal name(s) Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships Use partners personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s) Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

STOG

This offer is expected to close at 5.00pm Melbourne Time on 24 September 2004

Santos

Santos Limited

ABN 80 007 550 923

General Application Form - FUELS OFFER

This Application Form is for FUELS offered under the Prospectus dated 1 September 2004.
This form is important. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. You should read the entire Prospectus carefully before completing this form. To meet the requirements of the Corporations Act, this form must not be distributed unless included in, or accompanied by, the Prospectus (as supplemented or replaced).

Registry Use Only

Broker Code

Adviser Code

A I/we apply for

FUELS at Face Value of $100 each

B I/we lodge full Application Monies of

$ 0 0 0 . 0 0

Your application must be for a minimum of 50 FUELS ($5,000) and must be for a multiple of 10 FUELS ($1,000) at $100 per FUELS.

C Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

Title or Company Name | Given Name(s) | Surname

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D Enter your postal address - Include State and Postcode

Unit | Street Number | Street Name or PO Box /Other Information

City / Suburb / Town | State | Postcode

E Enter your contact details

Contact Name

Telephone Number Business Hours / After Hours

( )

F CHESS Participant

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the Offer under the Prospectus will be held on the Issuer Sponsored Subregister.

Cheque details - Make your cheque(s) or money order(s) payable to 'Santos FUELS Offer'

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque

See back of form for completion guidelines

STOG

How to complete this form

A FUELS Applied for
Enter the number of FUELS you wish to apply for. The application must be for a minimum of 50 FUELS. Applications must be in multiples of 10 FUELS.

B Application Monies
Enter the amount of Application Monies. To calculate the amount, multiply the number of FUELS by $100.

C Applicant Name(s)
Enter the full name you wish to appear on the statement of FUELS holding. This must be either your own name or the name of a company or other type of holder as per the table below. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

D Postal Address
Enter your postal address for all correspondence. All communications to you from the registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details
Enter your contact name and telephone number. This may be used to communicate other matters to you subject to this form. This is not compulsory but will assist us if there are any queries with your application form.

F CHESS
Santos Limited (the Company) will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the Company will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two subregisters will make up the Company's principal register of securities. The Company will not be issuing certificates to applicants in respect of FUELS allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold FUELS allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Company and allocated a Securityholder Reference Number (SRN).

G Payment
Make your cheque(s) or money order(s) payable to 'Santos FUELS Offer' in Australian dollars and cross it Not Negotiable. Your cheque(s) or money order(s) must be drawn on an Australian Branch of a Financial institution.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt (after the exposure period expires) and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

YOU DO NOT NEED TO SIGN THIS APPLICATION FORM.

Prospectus
This Application Form relates to this Prospectus dated 1 September 2004 and any supplementary or replacement document and should be read in conjunction with those documents. Capitalised words and certain terms used in this Application Form have the meanings given to them in the Prospectus.

Acknowledgments
I/we declare that by lodging this Application Form, I/we represent and warrant that I/we have personally received and read in full and understood the Prospectus as supplemented or replaced to which this Application Form relates and agree to be bound by the constitution of Santos Limited, the Terms of Issue of FUELS and the terms and conditions of the Offer (including the representations, warranties and agreements contained in the Prospectus) and I/we hereby agree to apply for such a number of FUELS as may be calculated in accordance with the terms of the Prospectus and agree to take such number of FUELS equal to or less than the number of FUELS I/we have indicated on this form (including no FUELS).

I/we acknowledge that the information contained in this Prospectus is not investment advice or a recommendation that FUELS are suitable for me/us, given my/our investment objectives, financial situation or particular needs.

I/we hereby authorise Santos Limited to complete and execute any documents necessary to effect the allotment of any FUELS. By lodging this form, I/we declare that this form is complete and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/we represent and warrant that by lodging this form, I/we am/are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/we acknowledge that I/we am/are residents of, and located in, Australia and hold an Australian address. I/we declare that I/we am/are not acting for the account or benefit of any person in the United States or a US Person or any other foreign person and will not offer or sell FUELS in the United States or to, or for the account or benefit of a US Person.

If you return this form with an address outside Australia, your Application may be rejected in which case you will be advised by Computershare.

If your Application Form is not completed accurately or correctly, Computershare, on behalf of Santos will try to contact you. If your Application Form is not able to be processed, it will be returned with any Application Monies (without interest).

Lodgement of Application
Application Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than **5.00pm Melbourne Time on 24 September 2004.** Return the Application Form with cheque(s) or money order(s) attached to:

SANTOS FUELS OFFER
c/- Computershare Investor Services Pty Limited
GPO Box 5481
MELBOURNE VIC 8060

OR

SANTOS FUELS OFFER
c/- Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

Broker Firm Applicants should contact their Broker for information on submitting their Application. Your Broker will settle a successful Application on a delivery versus payment basis through CHESS and this transaction will not have the benefit of coverage by the National Guarantee Fund.

Privacy Statement
Personal information is collected on this form by Computershare, as agent for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to Computershare's related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare using the details provided on the front of this form or E-mail privacy@computershare.com.au.

If you have any enquiries concerning your application, please contact the **Santos Information Line on 1300 733 636.**

Correct forms of registrable title(s)
Note that ONLY legal entities are allowed to hold FUELS. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act 2001. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J.A. Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L or ABC Co
Trusts - Use trustee(s) personal name(s) Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates - Use executor(s) personal name(s) Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships - Use partners personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names - Use office bearer(s) personal name(s) Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

STOG

Corporate Directory

The Issuer
Santos Limited
Level 29, Santos House
91 King William Street
Adelaide SA 5000

Legal Advisers to the Issuer
Freehills
Level 43
101 Collins Street
Melbourne VIC 3000

Auditors to the Issuer
KPMG
161 Collins Street
Melbourne VIC 3000

Arranger, Underwriter and Sole Manager
Merrill Lynch International (Australia) Limited
Level 49 MLC Centre
19-29 Martin Place
Sydney NSW 2000

Broker to the Offer
Merrill Lynch International (Australia) Limited
Level 49 MLC Centre
19-29 Martin Place
Sydney NSW 2000

Santos